Form 10-K, Exhibit 13
period 1996-12-31
REALTY PARKING PROPERTIES LP
filed 1997-03-21
CIK 841127

                                        REALTY PARKING PROPERTIES
                                                   L.P.
                                           Letter to Investors

                                      REALTY PARKING PROPERTIES L.P.


                                            1996 ANNUAL REPORT
                                              March 20, 1997

Dear Investor:

OPERATIONS

     The operating results of Realty Parking Properties L. P. continued to trend up in 1996. Parking lot rental income increased $23,370 or 1% during 1996, as compared to 1995. This increase is attributable to an increase in the rents at the Birmingham facility and additional percentage rents.

       Percentage rents were earned at three of the Partnership's properties. In 1996, the Birmingham, Little Rock and Milwaukee facilities earned a total of $67,047 in percentage rents. This represents a 41% increase over percentage rents earned in 1995.

       Our 1996 site visits enabled management to gain a stronger understanding of each of the Partnership's real estate markets. We are sensing increased activity in several of our markets, and while no sale contracts were consummated in 1996, the increased level of interest is an important indicator of the potential future site activity.

PROPERTY IMPROVEMENTS

       In August 1996, the Partnership finalized the conversion of certain first-floor retail space in its Birmingham garage to additional parking spaces. After the conversion of the retail space, an additional 42 spaces were created. The total cost for this work was $160,811. Due to the strong demand for parking, this incremental investment is expected to produce an attractive return. The Partnership has no further plans to perform major repairs or improvements at its facilities.

CASH DISTRIBUTIONS

       The Partnership made a fourth quarter 1996 cash distribution of $618,303 to partners on February 12, 1997. Each investor received (or had deposited into a predesignated account) his or her share of this distribution in the amount of $.317 per investment unit of $19.53 (original $25.00 unit less the previously distributed sales proceeds). This distribution represents a 6.5% annualized return.

OUTLOOK

       As a result of its 1996 site visits, management is impressed by the economic climate and activity in many of the Partnership's markets, which should improve parking operations and disposition potential for many of the Partnership's facilities. Our Los Angeles property, however, is an exception. It appears that downtown Los Angeles has been unable to recover from the early 90's recession. Economic conditions in certain sections of the City have declined in recent years. Management is hopeful that this situation will improve in the future, in concert with California's ongoing economic recovery, and will closely monitor the situation.

                                      REALTY PARKING PROPERTIES L.P.

SUMMARY

       We remain pleased with the Partnership's performance. The Partnership's investment program was structured to take advantage of the distress in the real estate market and to provide investors with a dependable income stream. The portfolio of properties is producing steady cash flow and the Partnership remains in sound financial condition.

Very truly yours,



John M. Prugh, President
Realty Parking Company, Inc.
General Partner

                                      REALTY PARKING PROPERTIES L.P.

                                        REALTY PARKING PROPERTIES
                                                   L.P.
                                           Financial Statements

                                      REALTY PARKING PROPERTIES L.P.



The Partners
Realty Parking Properties L.P.:


We have audited the accompanying balance sheets of Realty Parking Properties L.P. (the "Partnership") as of December 31, 1996 and 1995 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty Parking Properties L.P. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


KPMG PEAT MARWICK LLP



Baltimore, Maryland
 January 24, 1997

                                      REALTY PARKING PROPERTIES L.P.


                                 Balance Sheets

                                                     December 31,
                                               1996             1995
Assets

  Investment in real estate (Note 3)        $ 33,171,829    $ 33,133,018
  Cash and cash equivalents                    1,134,392       1,495,960
  Accounts receivable (Note 6)                   351,858         329,400

                                            $ 34,658,079    $ 34,958,378

Liabilities and Partners' Capital

    Accounts payable and accrued
        expenses                            $     31,469    $     26,802
    Due to affiliates (Note 6)                    41,402          28,834
    Real estate taxes payable (Note 6)           315,588         329,400
                                                 388,459         385,036

  Partners' Capital (Note 8)
    General Partner                              (50,788)        (44,713)
    Assignee and Limited Partnership
        Interests - $25 stated value per
        unit, 1,909,127 units outstanding     34,320,308      34,617,955
    Subordinated Limited Partner                     100             100
                                              34,269,620      34,573,342

                                            $ 34,658,079    $ 34,958,378

See accompanying notes to financial statements

                                      REALTY PARKING PROPERTIES L.P.


                            Statements of Operations
                        For the years ended December 31,

                                                                     1996             1995              1994

Revenues
   Parking lot rental (Note 5)                                 $     2,399,810   $     2,376,440   $     2,362,440
   Interest income                                                      66,240            86,000            68,982
   Miscellaneous                                                         --                 --              15,100
                                                                     2,466,050         2,462,440         2,446,522

Expenses
   Administrative, including amounts to
      related party (Note 6)                                           119,140            97,655           106,126
   Professional fees                                                    18,300            20,200            16,400
   Management fees to related party (Note 6)                            37,120            34,255            32,622
   Depreciation of properties                                          122,000           117,040           117,040
                                                                       296,560           269,150           272,188

Net earnings                                                   $     2,169,490   $     2,193,290   $     2,174,334

Net earnings per unit of assignee and
  limited partnership interests (Note 8)                       $          1.11   $          1.13   $          1.12

See accompanying notes to financial statements

                                      REALTY PARKING PROPERTIES L.P.


                         Statements of Partners' Capital
                        For the years ended December 31,


                                                       Assignee
                                                      and Limited     Subordinated
                                                      Partnership        Limited       General
                                                       Interests         Partner        Partner         Total


Balance at December 31, 1993                      $     35,293,582  $          100  $     (30,924) $    35,262,758

Net earnings                                             2,130,848              --         43,486         2,174,334

Distributions to partners                               (2,532,152)             --        (51,676)       (2,583,828)


Balance at December 31, 1994                            34,892,278             100        (39,114)      34,853,264

Net earnings                                             2,149,425              --         43,865         2,193,290

Distributions to partners                               (2,423,748)             --        (49,464)       (2,473,212)


Balance at December 31, 1995                            34,617,955             100        (44,713)      34,573,342

Net earnings                                             2,126,101              --         43,389         2,169,490

Distributions to partners                               (2,423,748)             --        (49,464)       (2,473,212)


Balance at December 31, 1996                      $     34,320,308  $          100  $     (50,788) $    34,269,620

See accompanying notes to financial statements

                                      REALTY PARKING PROPERTIES L.P.


                            Statements of Cash Flows
                        For the years ended December 31,

                                                                     1996             1995              1994

Cash flows from operating activities
   Net earnings                                              $ 2,169,490    $ 2,193,290    $ 2,174,334
   Adjustments to reconcile net earnings to net cash
     provided by operating activities
       Depreciation of property                                  122,000        117,040        117,040
               Deposits forfeited                                   --             --          (15,100)
       Changes in assets and liabilities
         Increase in accounts receivable                         (36,270)          --             --
         Increase in accounts payable and accrued expenses         4,667          7,537          1,501
         Increase (decrease) in due to affiliates                 12,568          1,513         (9,614)
Net cash provided by operating activities                      2,272,455      2,319,380      2,268,161


Cash flows from investing activities
   Additions to investment in real estate                       (160,811)          --         (188,529)
   Deposits forfeited                                               --             --           14,000
Net cash used in investing activities                           (160,811)          --         (174,529)


Cash flows from financing activities -
   distributions to partners                                  (2,473,212)    (2,473,212)    (2,583,828)


Net decrease in cash and cash equivalents                       (361,568)      (153,832)      (490,196)
Cash and cash equivalents
   Beginning of year                                           1,495,960      1,649,792      2,139,988

   End of year                                               $ 1,134,392    $ 1,495,960    $ 1,649,792

See accompanying notes to financial statements

                                                                 9

                                      REALTY PARKING PROPERTIES L.P.

                          Notes to Financial Statements
                                December 31, 1996


(1)    Organization


Realty Parking Properties L.P. (the "Partnership") is a Delaware limited partnership formed on October 4, 1988 to acquire surface lots and parking garage structures to be held for appreciation and used for parking operations to produce current income. The general partner is Realty
       Parking Company, Inc. and the subordinated limited partner is Realty Associates Limited Partnership, an affiliate of the general partner.


The Partnership owns fourteen properties in total, twelve of which are wholly owned by the Partnership. The undivided tenants-in-common ownership of two of the properties is noted below. The properties were acquired on an all-cash basis and, therefore, are not subject to a mortgage or other lien or encumbrance. As of December 31, 1996 the Partnership owned the following properties:

                                                       Approximate
                    Location                           Size (Sq. Ft.)                        Type

             Birmingham, Alabama                           28,000                         276-car garage
             Little Rock, Arkansas                         35,000                         surface lot
             Los Angeles, California                       41,800                         surface lot
             Denver, Colorado                             100,600                         413-car garage and lot
             Miami, Florida                                90,000                         surface lot
             St. Paul, Minnesota #1                        55,880                         surface lot
             St. Paul, Minnesota #2                        32,930                         surface lot
             Kansas City, Missouri                         35,650                         400-car garage
             Reno, Nevada                                  30,670                         surface lot
             Rochester, New York                           48,970                         surface lot
             Dayton, Ohio                                  40,000                         surface lot
             Nashville, Tennessee                          33,360                         surface lot
             Houston, Texas                                81,000                         surface lot
             Milwaukee, Wisconsin                          36,350                         451-car garage




The    Partnership  owns  three-quarter   undivided  interests  in  the  Denver,
       Colorado and Miami, Florida properties with the remaining 25% owned by Allright Corporation (the "Advisor").


The Partnership has entered into an investment advisory agreement with the Advisor. The Advisor purchased 43,011 assignee limited partnership interests, net of selling commissions, representing its maximum allowable purchase of $1,000,000.

                                      REALTY PARKING PROPERTIES L.P.

(2)    Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. The Partnership reports its operating results for income tax purposes on the accrual basis. No provision for income tax is made because any liability for income taxes is that of the individual partners and not that of the Partnership.

The Partnership has joint interest and control with another venturer in two properties which are accounted for using the proportionate share method. The financial statements include the Partnership's proportionate share of the properties' historical cost, revenues and expenses.

Lease revenues are recorded as earned under terms of the lease agreements.

Costs associated with the marketing of assignee limited partnership interests to the public were offset against the related partners' capital.

The Partnership considers all short-term investments with original maturities of three months or less as cash equivalents. Cash and cash equivalents consist entirely of a cash and a money market account and are stated at cost, which approximates market value at December 31, 1996 and 1995.

Investment in real estate is stated at the lower of fair value or cost, net of accumulated depreciation, and includes all related acquisition costs of the properties. Depreciation of the parking garage buildings is computed using the straight-line method over 31.5 years for property placed in service prior to January 1, 1994 and 39 years for property placed in service after January 1, 1994. Land improvements are depreciated using the straight-line method over 15 years.

Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles.
       Actual results could differ from those estimates.

The fair value of financial instruments is determined by reference to various market data and other valuation considerations. The fair value of financial instruments approximate their recorded values.

In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired, based on fair value, and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of the assets.

                                      REALTY PARKING PROPERTIES L.P.

(2)    Summary of Significant Accounting Policies (continued)

During 1996, no events or circumstances indicated that the assets of the Partnership were impaired. Prior to 1996, the Partnership's investment in real estate was carried at the lower of net realizable value or cost, net of accumulated depreciation, on an individual property basis.

Certainamounts in prior years have been reclassified to conform with current year presentation.

(3)    Investment in Real Estate

Investment in real estate is summarized as follows at December 31:

                                                                 1996                       1995

              Land                                          $    30,207,717           $    30,207,717
              Buildings                                           3,445,777                 3,284,966
              Land improvements                                     190,804                   190,804

                                                                 33,844,298                33,683,487
              Less: Accumulated depreciation                        672,469                   550,469

                                                            $    33,171,829           $    33,133,018

(4)           Deposit


In October 1993, the Partnership entered into an agreement for the sale of one of its properties and refundable earnest money of $20,000 was deposited into an escrow account. The Partnership received an additional $15,100 in nonrefundable extension fees in accordance with the sales agreement prior to the contract terminating on May 16, 1994. The refundable earnest money was returned to the buyer and the Partnership recognized the $15,100 nonrefundable extension fees as income during 1994.



(5)    Leases


The Partnership leases its parking properties to the Advisor for periods of 10 years, expiring between April 1999 and November 2000, with options to extend these leases for two additional terms of five years. Under the terms of the leases, the Advisor is obligated to pay the Partnership the greater of the minimum rent plus reimbursement of real estate taxes or 60% of the gross parking revenues ("percentage rent"). Percentage rents earned during 1996, 1995 and 1994 totaled $67,047, $47,503 and $41,858, respectively. The minimum rents are 7.0% of certain acquisition costs. Parking lot rents of $2,332,763, $2,328,937 and $2,320,582 in 1996, 1995 and 1994, respectively, represented minimum rents under the lease agreements.

                                      REALTY PARKING PROPERTIES L.P.

(5)    Leases (continued)

Under the terms of the leases, the parking lot operator is responsible for all operating costs, including ad valorem real estate taxes and general and garage liability insurance coverage. Each lease is cancelable by the Partnership upon the sale of the property and payment to the Advisor of a "termination fee". The termination fee generally equals 15% of the amount, if any, by which the property's sales proceeds exceed the original acquisition cost of the property plus a 12% compounded annual return on the original acquisition cost minus all rental income received by the Partnership from the property.


The minimum rents to be received from the Advisor under the terms of the operating leases in effect at December 31, 1996 are summarized as follows:

                   1997                                                  $   2,340,413
                   1998                                                      2,340,413
                   1999                                                      2,040,826
                   2000                                                        826,552

                   Total                                                 $   7,548,204


(6)    Related Party Transactions

Pursuant to an investment advisory agreement, the Advisor receives a fee upon acquisition of a property equal to 2% of the property's acquisition cost and a fee upon disposition of the property equal to 2% of the disposition proceeds. Such fees are earned for services rendered to identify properties to be purchased and to advise the general partner on the timing and pricing of property sales. The Partnership paid acquisition fees to the Advisor, in connection with property improvements, of $3,153 in 1996 and $1,483 in 1994.

The general partner earned property management fees of $37,120, $34,255 and $32,622 (1% of the gross revenues of the properties and other sources of income) and was reimbursed $95,096, $87,155 and $91,882 for certain costs incurred relating to administrative services for the Partnership in 1996, 1995 and 1994, respectively.

Under the terms of the lease agreements, real estate taxes paid by the Partnership will be reimbursed by the Advisor and are not reflected in the statements of operations. The Partnership has recorded $315,588 and $329,400 of real estate taxes in accounts receivable and real estate taxes payable at December 31, 1996 and 1995, respectively.

                                      REALTY PARKING PROPERTIES L.P.

(7)    Earnings for Federal Income Tax Purposes

There was no difference between the Partnership's net earnings for income tax purposes and the net earnings for financial reporting purposes.

(8)    Partners' Capital

The Partnership Agreement provides, among other provisions, for the following:

(a) The Partnership consists of the general partner, the assignee and limited partners and subordinated limited partner.

(b) Distributions to the Partners relating to operations of the properties are based on net cash flow, as defined in the Partnership Agreement. Assignee and limited partners receive 98% of net cash flow and the general partner receives 2%. Net earnings per Unit of assignee and limited partnership interests, as disclosed on the statements of operations, are based upon 1,909,127 Units.

(c) Net proceeds of sale or financing of the properties will be distributed as follows:

                To assignee and limited partners until each such partner has recovered his original capital contribution in full and received a cumulative, noncompounded annual return of 12% of his adjusted capital balance to the extent that such return has not been provided from prior distributions of net cash flow.

                To the general partner until the general partner has received an amount equal to the sum of its original capital contribution and a deferred net cash flow amount. The deferred net cash flow amount is the cumulative excess of the amounts of net cash flow that the general partner would have received if net cash flow from operations had been distributed 95% to the assignee and limited partners and 5% to the general partner over the amounts of net cash flow actually received by the general partner.

                Any remainder will be distributed 90% to the assignee and limited partners, 1% to the general partner and 9% to the subordinated limited partner.

                (d) The assignee limited partners may elect to become substitute limited partners, as defined in the Partnership Agreement. Assignee limited partners who elect to become substitute limited partners will receive one limited partnership interest for each assignee limited partnership interest they convert and will not be able to re-exchange their limited partnership interests for assignee limited partnership interests.

                (e) Restrictions exist regarding transferability or disposition of partnership interests.

                                      REALTY PARKING PROPERTIES L.P.

(9)    Distributions to Investors

Distributions of cash to investors totaled $2,473,212 during 1996 and 1995, and $2,583,828 in 1994, of which 98% was allocated to assignee and limited partners. These distributions were derived from funds provided by operations and a return of capital of $142,963, $181,697 and $247,647 in 1996, 1995 and 1994, respectively.

(10)   Subsequent Event

On     February 12, 1997,  the  Partnership  made a cash  distribution  totaling
       $618,303 of which 98% was allocated to assignee and limited partners. This distribution comprised $548,252 in funds from operations during the quarter ended December 31, 1996 and a return of capital of $70,051. Assignee and limited partners received a cash distribution of $.317 per original $25 Unit.

                                      REALTY PARKING PROPERTIES L.P.


Directors and Executive Officers

Realty Parking Company, Inc.
General Partner

       John M. Prugh
       President and Director

       Peter E. Bancroft
       Vice President and Director

       Terry F. Hall
       Vice President and Secretary

       Timothy M. Gisriel
       Treasurer
                                                Form 10-K

A copy of the Partnership's Annual Report on Form 10-K for the year ended December 31, 1996 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

       Investor Relations
       Realty Parking Properties L.P.
       225 East Redwood Street
       Baltimore, Maryland 21202


                                                 Auditors

       KPMG Peat Marwick LLP
       111 South Calvert Street
       Baltimore, Maryland 21202


                                              Legal Counsel

       Piper & Marbury
       1100 Charles Center South
       36 South Charles Street
       Baltimore, Maryland 21201

                                           Further Information

Please  submit  changes  in  name,   address,   investment   representative  and
distribution instructions to Investor Relations at the above address.

For further information or questions regarding your investment, please call Denise Shaduk, Investment Coordinator at (410) 727-4083.