Form 10-K, Exhibit 13
period 1997-12-31
REALTY PARKING PROPERTIES LP
filed 1998-03-26
CIK 841127

                         Realty Parking Properties L.P.
                              Letter to Investors

                                         REALTY PARKING PROPERTIES L.P.


                                                1997 ANNUAL REPORT

                                                  March 20, 1998


Dear Investor:

OPERATIONS

     The operating results of Realty Parking Properties L.P. experienced strong growth in 1997. Parking lot rental income increased $108,461 or 4.5% during 1997, as compared to 1996. This increase is attributable to an increase in percentage rents.

         Percentage rents were earned at three of the Partnership's properties. In 1997, the Birmingham, Milwaukee and Kansas City facilities earned a total of $167,858 in percentage rents. This represents a 150% increase over the $67,047 of percentage rents earned in 1996.

         The contacts and relationships that management nurtured during its recent site visits continue to generate strong interest in the Partnership's properties which could lead to a property sale in the future.


CASH DISTRIBUTIONS

         The Partnership made a fourth quarter 1997 cash distribution of $618,303 to partners on February 13, 1998. Each investor received his or her share of this distribution in the amount of $.317 per investment unit of $19.53 (original $25.00 unit less the previously distributed sales proceeds).
This distribution represents a 6.5% annualized return.


OUTLOOK

         Management remains pleased with the operations of the Partnership's properties. The information Management gained during its site visits has permitted better analysis of disposition strategies. While it was originally anticipated that the highest returns would be obtained from property sales to buyers who desired sites for near-term development potential, management now believes that certain properties could be sold at substantial gains based on their parking economics.

         Management continues to monitor the status of its Los Angeles property. Los Angeles has not recovered from the early 90's recession. Economic conditions in certain sections of the City have declined in recent years. Management is hopeful that this situation will improve in the future in concert with California's overall economic recovery.


SUMMARY

         We remain pleased with the Partnership's performance. The Partnership's investment program was structured to take advantage of the distress in the real estate market and to provide investors with a dependable income stream. The portfolio of properties is producing steady cash flow and the Partnership remains in sound financial condition.

Very truly yours,

/s/  John M. Prugh

John M. Prugh, President
Realty Parking Company, Inc.
General Partner

                         Realty Parking Properties L.P.
                              Financial Statements

                                        INDEPENDENT AUDITORS' REPORT


The Partners
Realty Parking Properties L.P.:


We have audited the accompanying balance sheets of Realty Parking Properties L.P. (the "Partnership") as of December 31, 1997 and 1996 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty Parking Properties L.P. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.



                                                        KPMG PEAT MARWICK LLP



Baltimore, Maryland
January 23, 1998

        REALTY PARKING PROPERTIES L.P.

                Balance Sheets

                                               December 31,
                                                  1997                 1996

Assets

  Investment in real estate (Note 3)          $33,047,081          $33,171,829
  Cash and cash equivalents                     1,057,674            1,134,392
  Accounts receivable (Note 5)                    294,290              351,858

                                              $34,399,045          $34,658,079

Liabilities and Partners' Capital

    Accounts payable and accrued
        expenses                              $    26,253          $    31,469
    Due to affiliates (Note 5)                     30,998               41,402
    Real estate taxes payable (Note 5)            294,290              315,588
                                                  351,541              388,459

  Partners' Capital (Note 7)
    General Partner                               (55,230)             (50,788)
    Assignee and Limited Partnership
        Interests - $25 stated value per
        unit, 1,909,127 units outstanding      34,102,634           34,320,308
    Subordinated Limited Partner                      100                  100
                                               34,047,504           34,269,620

                                              $34,399,045          $34,658,079

See accompanying notes to financial statements

        REALTY PARKING PROPERTIES L.P.

           Statements of Operations
       For the years ended December 31,

                                                   1997        1996        1995

Revenues
   Parking lot rental (Note 4)                 $2,508,271  $2,399,810  $2,376,440
   Interest income                                 53,389      66,240      86,000
                                                2,561,660   2,466,050   2,462,440

Expenses
   Administrative, including amounts to
      related party (Note 5)                      128,162     119,140      97,655
   Professional fees                               18,080      18,300      20,200
   Management fees to related party (Note 5)       39,574      37,120      34,255
   Depreciation of properties                     124,748     122,000     117,040
                                                  310,564     296,560     269,150

Net earnings                                   $2,251,096  $2,169,490  $2,193,290

Net earnings per unit of assignee and
  limited partnership interests-basic (Note 7) $     1.16  $     1.11  $     1.13



See accompanying notes to financial statements

   REALTY PARKING PROPERTIES L.P.

  Statements of Partners' Capital
  For the years ended December 31,

                                       Assignee
                                     and Limited   Subordinated
                                     Partnership     Limited      General
                                      Interests      Partner      Partner      Total


Balance at December 31, 1994        $ 34,892,278  $        100  $ (39,114) $ 34,853,264

Net earnings                           2,149,425           --      43,865     2,193,290

Distributions to partners             (2,423,748)          --     (49,464)   (2,473,212)


Balance at December 31, 1995          34,617,955           100    (44,713)   34,573,342

Net earnings                           2,126,101           --      43,389     2,169,490

Distributions to partners             (2,423,748)          --     (49,464)   (2,473,212)


Balance at December 31, 1996          34,320,308           100    (50,788)   34,269,620

Net earnings                           2,206,074           --      45,022     2,251,096

Distributions to partners             (2,423,748)          --     (49,464)   (2,473,212)


Balance at December 31, 1997        $ 34,102,634  $        100  $ (55,230) $ 34,047,504


See accompanying notes to financial statements

                 REALTY PARKING PROPERTIES L.P.

                    Statements of Cash Flows
                For the years ended December 31,

                                                                     1997          1996          1995

Cash flows from operating activities
   Net earnings                                                 $  2,251,096  $  2,169,490  $  2,193,290
   Adjustments to reconcile net earnings to net cash
     provided by operating activities
       Depreciation of property                                      124,748       122,000       117,040
       Changes in assets and liabilities
         (Increase) decrease in accounts receivable
           and real estate taxes payable                              36,270       (36,270)          --
         Increase (decrease) in accounts payable
           and accrued expenses                                       (5,216)        4,667         7,537
         Increase (decrease) in due to affiliates                    (10,404)       12,568         1,513
Net cash provided by operating activities                          2,396,494     2,272,455     2,319,380


Cash flows from investing activities -
   additions to investment in real estate                                --       (160,811)          --


Cash flows from financing activities -
   distributions to partners                                      (2,473,212)   (2,473,212)   (2,473,212)


Net decrease in cash and cash equivalents                            (76,718)     (361,568)     (153,832)
Cash and cash equivalents
   Beginning of year                                               1,134,392     1,495,960     1,649,792

   End of year                                                  $  1,057,674  $  1,134,392  $  1,495,960



See accompanying notes to financial statements

                                          REALTY PARKING PROPERTIES L.P.
                                           Notes to Financial Statements

                                                 December 31, 1997

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

       The Partnership owns fourteen properties in total, twelve of which are wholly owned by the Partnership. The undivided tenants-in-common ownership of two of the properties is noted below. The properties were acquired on an all-cash basis and, therefore, are not subject to a mortgage or other lien or encumbrance. As of December 31, 1997 the Partnership owned the following properties:

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

                                          REALTY PARKING PROPERTIES L.P.
                                     Notes to Financial Statements (continued)


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

       Lease   revenues  are  recorded  as  earned  under  the  terms  of  lease agreements.

       Costs associated with the marketing of assignee limited partnership interests to the public were offset against the related partners' capital.

       The Partnership considers all short-term investments with original maturities of three months or less as cash equivalents. Cash and cash equivalents consist entirely of a cash and a money market account and are stated at cost, which approximates market value at December 31, 1997 and 1996.

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

                                          REALTY PARKING PROPERTIES L.P.
                                     Notes to Financial Statements (continued)


(2)    Summary of Significant Accounting Policies (continued)

       During 1997 and 1996, no events or circumstances indicated that the assets of the Partnership were impaired.


(3)    Investment in Real Estate

       Investment in real estate is summarized as follows at December 31:

                                                                1997                        1996

              Land                                          $    30,207,717           $    30,207,717
              Buildings                                           3,445,777                 3,445,777
              Land improvements                                     190,804                   190,804

                                                                 33,844,298                33,844,298
              Less: Accumulated depreciation                        797,217                   672,469

                                                            $    33,047,081           $    33,171,829


(4)    Leases

       The Partnership leases its parking properties to the Advisor for periods of 10 years, expiring between April 1999 and November 2000, with options to extend these leases for two additional terms of five years. Under the terms of the leases, the Advisor is obligated to pay the Partnership the greater of the minimum rent plus reimbursement of real estate taxes or 60% of the gross parking revenues ("percentage rent"). Percentage rents earned during 1997, 1996 and 1995 totaled $167,858, $67,047 and $47,503, respectively. The minimum rents are 7.0% of certain acquisition costs. Parking lot rents of $2,340,413, $2,332,763 and $2,328,937 in 1997, 1996 and 1995, respectively, represented minimum rents under the lease agreements.

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

                                          REALTY PARKING PROPERTIES L.P.
                                     Notes to Financial Statements (continued)



(4)    Leases (continued)

       The minimum rents to be received from the Advisor under the terms of the operating leases in effect at December 31, 1997 are summarized as follows:

                   1998                                       $   2,340,413
                   1999                                           2,040,826
                   2000                                             826,552

                   Total                                      $   5,207,791



(5)    Related Party Transactions

       Pursuant to an investment advisory agreement, the Advisor receives a fee upon acquisition of a property equal to 2% of the property's acquisition cost and a fee upon disposition of the property equal to 2% of the disposition proceeds. Such fees are earned for services rendered to identify properties to be purchased and to advise the general partner on the timing and pricing of property sales. In 1996, the Partnership paid an acquisition fee to the Advisor of $3,153 in connection with improvements made to a property.

       The general partner earned property management fees of $39,574, $37,120 and $34,255 (1% of the gross revenues of the properties and other sources of income) and is reimbursed $116,049, $95,096 and $87,155 for certain costs incurred relating to administrative services for the Partnership in 1997, 1996 and 1995, respectively.

       Under the terms of the lease agreements, real estate taxes paid by the Partnership will be reimbursed by the Advisor and are not reflected in the statements of operations. The Partnership has recorded $294,290 and $315,588 of real estate taxes in accounts receivable and real estate taxes payable at December 31, 1997 and 1996, respectively.


(6)    Earnings for Federal Income Tax Purposes

       There was no difference between the Partnership's net earnings for income tax purposes and the net earnings for financial reporting purposes.

                                          REALTY PARKING PROPERTIES L.P.
                                     Notes to Financial Statements (continued)


(7)    Partners' Capital

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

       (c) Net proceeds of sale or financing of the properties will be distributed as follows:

           - To assignee and limited partners until each such partner has recovered his original capital contribution in full and received a cumulative, noncompounded annual return of 12% of his adjusted capital balance to the extent that such return has not been provided from prior distributions of net cash flow.

           - To the general partner until the general partner has received an amount equal to the sum of its original capital contribution and a deferred net cash flow amount. The deferred net cash flow amount is the cumulative excess of the amounts of net cash flow that the general partner would have received if net cash flow from operations had been distributed 95% to the assignee and limited partners and 5% to the general partner over the amounts of net cash flow actually received by the general partner.

           - Any remainder will be distributed 90% to the assignee and limited partners, 1% to the general partner and 9% to the subordinated limited partner.

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


(8)    Distributions to Investors

       Distributions of cash to investors totaled $2,473,212 during 1997, 1996 and 1995, of which 98% was allocated to assignee and limited partners. These distributions were derived from funds provided by operations and a return of capital of $124,170, $142,963 and $181,697 in 1997, 1996 and
       1995, respectively.

                                          REALTY PARKING PROPERTIES L.P.
                                     Notes to Financial Statements (continued)

(9)    Subsequent Event

       On February 13, 1998, the Partnership made a cash distribution totaling $618,303 of which 98% was allocated to assignee and limited partners. This distribution comprised $575,057 in funds from operations during the quarter ended December 31, 1997 and a return of capital of $43,246. Assignee and limited partners received a cash distribution of $.317 per original $25 Unit.

Directors and Executive Officers


Realty Parking Company, Inc.
General Partner

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Vice President and Secretary

         Timothy M. Gisriel
         Treasurer
                                                     Form 10-K

A copy of the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

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