Form 10-K, Exhibit 13
period 1998-12-31
REALTY PARKING PROPERTIES LP
filed 1999-03-30
CIK 841127

8
                                          REALTY PARKING PROPERTIES L.P.

                                                1998 ANNUAL REPORT

                                                  March 22, 1999


Dear Investor:

OPERATIONS

         During 1998, operating results for Realty Parking Properties L.P. experienced strong growth. Parking lot rental income increased $194,402 or 7.75% during 1998, as compared to 1997. Over the past two years, parking lot rental income has increased 12.6% as a result of increases in percentage rents.

         The Partnership earned percentage rents from six of its properties in 1998. The Birmingham, Milwaukee, Denver, St. Paul-Jackson, St. Paul-Tank and Kansas City facilities earned a total of $362,260 in percentage rents, representing a 115% increase over the $167,858 of percentage rents earned in 1997. This substantial increase in percentage rents is primarily due to the operations at the Denver and Milwaukee facilities. The Denver facility earned $81,054 in percentage rent during 1998, due to an increase in revenue brought about by a decrease in the supply of parking. The Denver Pavilions, a $200 million retail project, is being constructed on two city blocks that had previously been used for parking. The Denver facility may experience a decrease in revenues once the Denver Pavilions open for business because they will include approximately 900 parking spaces. The Milwaukee facility generated $169,576 in percentage rent during 1998, a 60% increase over 1997. The increase in percentage rent at the Milwaukee facility is largely a result of construction on the adjacent Milwaukee Convention Center. The Milwaukee garage has been the primary parking location for many of the construction workers. At the completion of construction, it is anticipated that revenues will decline due to the loss of these parkers.

         Expenses during 1998, net of depreciation, increased 2% over 1997. The increase is primarily the result of professional consulting services rendered at various facilities.

CASH DISTRIBUTIONS

         The Partnership made a fourth quarter 1998 cash distribution of $618,303 to partners on February 12, 1999. Each investor received his or her share of this distribution in the amount of $.317 per investment unit of $19.53 (original $25.00 unit less the previously distributed sales proceeds).
This distribution represents a 6.5% annualized return.

OUTLOOK

         As the Partnership approaches its tenth year, certain leases will commence expiring. In 1999 the following leases will expire: Little Rock, Miami, Denver and Dayton. The leases on the remaining properties will expire in 2000. To date, Allright Corporation, the tenant, has exercised lease extensions under the same terms as those currently in existence for the Little Rock and Miami properties. It is expected that Allright will notify the Partnership of its intentions for the Denver and Dayton facilities in the next few months. It is likely that most leases will be renewed on terms that are similar to existing terms, however, some leases are likely to include terms less favorable than those in the current arrangements.

         Management continues to monitor the status of the Los Angeles property. Los Angeles has not recovered from the early 90's recession. Economic conditions in certain sections of the City have declined in recent years. Management is hopeful that the situation will improve in the future in concert with California's overall economic recovery.

SUMMARY

         Management is pleased by the strong operational gains experienced at the parking facilities in 1998. Of particular significance, three properties:
Denver, St. Paul-Jackson and St. Paul-Tank, earned percentage rents for the first time. While it has been anticipated that the highest returns would be obtained from selling properties for development potential, strong gains may also be earned from selling properties based on their parking economics.


Sincerely,

REALTY PARKING COMPANY, INC.
General Partner

   /s/  John M. Prugh

John M. Prugh
President

                                           INDEPENDENT AUDITORS' REPORT


The Partners
Realty Parking Properties L.P.:


We have audited the accompanying balance sheets of Realty Parking Properties L.P. (the "Partnership") as of December 31, 1998 and 1997 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty Parking Properties L.P. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                  /s/ KPMG LLP



Baltimore, Maryland
January 22, 1999

                         REALTY PARKING PROPERTIES L.P.
                              Financial Statements

        REALTY PARKING PROPERTIES L.P.

                Balance Sheets

                                                December 31,
                                                   1998                  1997

Assets

  Investment in real estate (Note 3)          $ 32,922,333          $ 33,047,081
  Cash and cash equivalents                        789,876             1,057,674
  Accounts receivable (Note 5)                     642,760               294,290

                                              $ 34,354,969          $ 34,399,045

Liabilities and Partners' Capital

    Accounts payable and accrued
        expenses                              $     31,241          $     26,253
    Due to affiliates (Note 5)                      32,690                30,998
    Real estate taxes payable (Note 5)             280,500               294,290
                                                   344,431               351,541

  Partners' Capital (Note 7)
    General Partner                                (55,969)              (55,230)
    Assignee and Limited Partnership
        Interests - $25 stated value per
        unit, 1,909,127 units outstanding       34,066,407            34,102,634
    Subordinated Limited Partner                       100                   100
                                                34,010,538            34,047,504

                                              $ 34,354,969          $ 34,399,045


See accompanying notes to financial statements

         REALTY PARKING PROPERTIES L.P.

            Statements of Operations
        For the years ended December 31,

                                                     1998         1997         1996

Revenues
   Parking lot rental (Note 4)                   $2,702,673   $2,508,271   $2,399,810
   Interest income                                   47,354       53,389       66,240
                                                  2,750,027    2,561,660    2,466,050

Expenses
   Administrative, including amounts to
      related party (Note 5)                        106,108      128,162      119,140
   Professional fees                                 39,144       18,080       18,300
   Management fees to related party (Note 5)         43,781       39,574       37,120
   Depreciation                                     124,748      124,748      122,000
                                                    313,781      310,564      296,560

Net earnings                                     $2,436,246   $2,251,096   $2,169,490

Net earnings per unit of assignee and
  limited partnership interests-basic (Note 7)  $      1.25  $      1.16  $      1.11



See accompanying notes to financial statements

  REALTY PARKING PROPERTIES L.P.

  Statements of Partners' Capital For the years ended December 31, 1998, 1997 and 1996

                                       Assignee
                                     and Limited    Subordinated
                                     Partnership      Limited      General
                                      Interests       Partner      Partner       Total

Balance at December 31, 1995       $   34,617,955  $        100  $ (44,713) $ 34,573,342

Net earnings                            2,126,101            --     43,389     2,169,490

Distributions to partners              (2,423,748)           --    (49,464)   (2,473,212)


Balance at December 31, 1996           34,320,308           100    (50,788)   34,269,620

Net earnings                            2,206,074            --     45,022     2,251,096

Distributions to partners              (2,423,748)           --    (49,464)   (2,473,212)


Balance at December 31, 1997           34,102,634           100    (55,230)   34,047,504

Net earnings                            2,387,521            --     48,725     2,436,246

Distributions to partners              (2,423,748)           --    (49,464)   (2,473,212)


Balance at December 31, 1998       $   34,066,407  $        100  $ (55,969) $ 34,010,538



See accompanying notes to financial statements

            REALTY PARKING PROPERTIES L.P.

               Statements of Cash Flows
           For the years ended December 31,

                                                           1998          1997          1996

Cash flows from operating activities
   Net earnings                                       $  2,436,246  $  2,251,096  $  2,169,490
   Adjustments to reconcile net earnings to net cash
     provided by operating activities
       Depreciation                                        124,748       124,748       122,000
       Changes in assets and liabilities
         (Increase) decrease in accounts receivable
           and real estate taxes payable, net             (362,260)       36,270       (36,270)
         Increase (decrease) in accounts payable
           and accrued expenses                              4,988        (5,216)        4,667
         Increase (decrease) in due to affiliates            1,692       (10,404)       12,568
Net cash provided by operating activities                2,205,414     2,396,494     2,272,455


Cash flows from investing activities -
   additions to investment in real estate                       --            --      (160,811)


Cash flows from financing activities -
   distributions to partners                            (2,473,212)   (2,473,212)   (2,473,212)


Net decrease in cash and cash equivalents                 (267,798)      (76,718)     (361,568)
Cash and cash equivalents
   Beginning of year                                     1,057,674     1,134,392     1,495,960

   End of year                                        $    789,876  $  1,057,674  $  1,134,392


See accompanying notes to financial statements

                                          REALTY PARKING PROPERTIES L.P.
                                           Notes to Financial Statements

                                          December 31, 1998, 1997 and 1996

(1)    Organization

       Realty Parking Properties L.P. (the "Partnership") is a Delaware limited partnership formed on October 4, 1988 to acquire surface lots and parking garage buildings to be held for appreciation and used for parking operations to produce current income. The general partner is Realty
       Parking Company, Inc. and the subordinated limited partner is Realty Associates Limited Partnership, an affiliate of the general partner.

       The Partnership owns fourteen properties in total, twelve of which are wholly owned by the Partnership. The undivided tenants-in-common ownership of two of the properties is noted below. The properties were acquired on an all-cash basis and, therefore, are not subject to a mortgage or other lien or encumbrance. As of December 31, 1998 the Partnership owned the following properties:

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

       The Partnership considers all short-term investments with original maturities of three months or less as cash equivalents. Cash and cash equivalents consist entirely of cash and money market accounts and are stated at cost, which approximates market value at December 31, 1998 and 1997.

       Investment in real estate is stated at cost, net of accumulated depreciation, and reduced for impairment losses where appropriate, and includes all related acquisition costs of the properties. Depreciation of the parking garage buildings is computed using the straight-line method over 31.5 years for property placed in service prior to January 1, 1994 and 39 years for property placed in service after January 1, 1994. Land improvements are depreciated using the straight-line method over 15 years.

       In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of the assets. Assets considered to be impaired are written down to estimated fair value. During 1998 and 1997, no events or circumstances indicated that the long-lived assets of the Partnership were impaired.

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

                                          REALTY PARKING PROPERTIES L.P.
                                     Notes to Financial Statements (continued)


(2)    Summary of Significant Accounting Policies (continued)

       The fair value of financial instruments is determined by reference to various market data and other valuation considerations. The fair values of financial instruments approximate their recorded values.


(3)    Investment in Real Estate

       Investment in real estate is summarized as follows at December 31:

                                                                  1998                      1997

              Land                                          $    30,207,717           $    30,207,717
              Buildings                                           3,445,777                 3,445,777
              Land improvements                                     190,804                   190,804

                                                                 33,844,298                33,844,298
              Less: Accumulated depreciation                        921,965                   797,217

                                                            $    32,922,333           $    33,047,081


(4)    Leases

       The Partnership leases its parking properties to the Advisor for periods of 10 years, expiring between April 1999 and November 2000, with options to extend the leases for two additional terms of five years. Two leases that expire in April and July of 1999 have been extended for an additional five years under their existing terms. Under the terms of the leases, the Advisor is obligated to pay the Partnership the greater of the minimum rent plus reimbursement of real estate taxes or 60% of the gross parking revenues ("percentage rent"). Percentage rents earned during 1998, 1997 and 1996 totaled $362,260, $167,858 and $67,047, respectively. The minimum rents are 7.0% of certain acquisition costs. Parking lot rents of $2,340,413 in 1998 and 1997, and $2,332,763 in 1996,
       represented minimum rents under the lease agreements.

       Under the terms of the leases, the Advisor is responsible for all operating costs, including ad valorem real estate taxes and general and garage liability insurance coverage. Each lease is cancelable by the Partnership upon the sale of the property and payment to the Advisor of a "termination fee". The termination fee generally equals 15% of the amount, if any, by which the property's sales proceeds exceed the original acquisition cost of the property plus a 12% compounded annual return on the original acquisition cost minus all rental income received by the Partnership from the property.

                                          REALTY PARKING PROPERTIES L.P.
                                     Notes to Financial Statements (continued)


(4)    Leases (continued)

       The minimum rents to be received from the Advisor under the terms of the leases in effect at December 31, 1998 (exclusive of any renewal terms) are summarized as follows:

                   1999                                    $   2,040,826
                   2000                                          826,552

                   Total                                   $   2,867,378



(5)    Related Party Transactions

       Pursuant to an investment advisory agreement, the Advisor will earn a fee upon disposition of a property equal to 2% of the contract price for the sale of the property. Such fee is earned for services rendered to advise the general partner on the timing and pricing of property sales.

       The general partner earned property management fees of $43,781, $39,574 and $37,120 (1% of the gross revenues of the properties and other sources of income) and was reimbursed $98,890, $116,049 and $95,096 for certain costs incurred relating to administrative services for the Partnership in 1998, 1997 and 1996, respectively.

       Under the terms of the lease agreements, real estate taxes paid by the Partnership will be reimbursed by the Advisor and are not reflected in the statements of operations. The Partnership has recorded $280,500 and $294,290 of real estate taxes in both accounts receivable and real estate taxes payable at December 31, 1998 and 1997, respectively.


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

       (b) Distributions to the partners relating to operations of the properties are based on net cash flow, as defined in the Partnership Agreement. Assignee and limited partners receive 98% of net cash flow and the general partner receives 2%. Net earnings per Unit of assignee and limited partnership interests, as disclosed in the statements of operations, are based upon 1,909,127 Units.

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


(8)    Distributions to Investors

       Distributions of cash to investors totaled $2,473,212 during 1998, 1997 and 1996, of which 98% was allocated to assignee and limited partners. These distributions were derived from funds provided by operations and a return of capital of $124,170 and $142,963 in 1997 and 1996, respectively.

                                          REALTY PARKING PROPERTIES L.P.
                                     Notes to Financial Statements (continued)

(9)    Subsequent Event

       On February 12, 1999, the Partnership made a cash distribution totaling $618,303 of which 98% was allocated to assignee and limited partners. This distribution comprised $604,298 in funds from operations during the quarter ended December 31, 1998 and a return of capital of $14,005. Assignee and limited partners received a cash distribution of $.317 per original $25 Unit.

Directors and Executive Officers


Realty Parking Company, Inc.
General Partner

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Vice President and Secretary

         Timothy M. Gisriel
         Treasurer
                                                     Form 10-K

A copy of the Partnership's Annual Report on Form 10-K for the year ended December 31, 1998 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Relations
         Realty Parking Properties L.P.
         225 East Redwood Street
         Baltimore, Maryland 21202


                                                     Auditors

         KPMG LLP
         111 South Calvert Street
         Baltimore, Maryland 21202


                                                   Legal Counsel

         Piper & Marbury
         1100 Charles Center South
         36 South Charles Street
         Baltimore, Maryland 21201


                                                Further Information

Please submit changes in name, address, investment representative and distribution instructions to Investor Relations at the above address. For further information or questions regarding your investment, please call Denise Shaduk, Investment Coordinator at (410) 547-3002.