Form 10-K, Exhibit 13
period 1999-12-31
REALTY PARKING PROPERTIES LP
filed 2000-03-30
CIK 841127

REALTY PARKING PROPERTIES L.P.

                               1999 ANNUAL REPORT

                                 April 10, 2000

Dear Investor:

OPERATIONS

         Operating highlights during 1999 for Realty Parking Properties L.P. (the Partnership) featured the sale of the Partnership's Denver property, the negotiations that led to the sale of the St. Paul-Tank property on February 10, 2000, and the receipt of percentage rents in excess of base lease entitlements from one-third of the Partnership properties.

         The Denver property was sold for $8,625,000 on December 9, 1999 to Central Parking System, which owned a 25% interest in the property and exercised its Right of First Refusal to acquire the Partnership's interest. The sale represented a substantial profit above the Partnership's acquisition costs of $6,151,322. Net sale proceeds totaling $8,439,930, or $4.42 per unit, were distributed to investors on January 18, 2000.

         On February 10, 2000, the Partnership sold its St. Paul-Tank property for $1,335,586 to the St. Paul Public Housing Authority, who will construct its new headquarters on the land. The sale represented a return of more than 3.5 times the Partnership's acquisition costs of $373,747. Net sale proceeds totaling $1,141,688, or $.60 per unit, were distributed to investors on March 22, 2000.

         During 1999, four of the Partnership's twelve properties earned percentage rents in excess of their base lease entitlements. The Birmingham, Milwaukee, Denver and St. Paul-Jackson facilities earned a total of $326,976 in percentage rents, 10% less than earned during 1998. The decline is attributable to lower percentage rents at the Denver, St. Paul-Jackson and Kansas City properties.

         Due primarily to the sale of the Denver property, the Partnership's 1999 parking lot rental income of $2,635,111 was 2% lower than received during 1998. Operating expenses (net of depreciation) during 1999, however, were 10% less than incurred during 1998. The decrease is primarily the result of lower professional and consulting fees.

                         REALTY PARKING PROPERTIES L.P.

CASH DISTRIBUTIONS

         On February 15, 2000, the Partnership made a cash distribution of $618,303, of which 98% was allocated to assignee and limited partners. The distribution was comprised of funds provided by operations through December 31, 1999. Each investor received his or her share of this distribution in the amount of $.317 per unit, which represents a 6.5% annualized return on an investor's remaining adjusted capital balance.

         Total distributions (including sales proceeds) allocated to investors during the first quarter of 2000, therefore, totaled $5.337 per unit.

OUTLOOK

         As the Partnership entered its tenth year during 1999, property leases began to expire, including those on the Little Rock, Miami, Denver and Dayton properties. The leases on the remaining properties will expire in 2000. To date, Central Parking System, the Partnership's Advisor, has exercised lease extensions under the same terms as those currently in existence for the Little Rock, Miami and Birmingham properties.

         As mentioned in previous reports, for some time we have not expected the Advisor to renew leases on certain of the properties, and the Advisor has now notified the Partnership that this will be the case in Dayton, Rochester, Los Angeles and Reno. The Advisor's position with respect to these properties indicates that the Advisor has been unable to operate satisfactorily profitable parking facilities at these locations, net of its lease obligations to the Partnership. Additionally this indicates that the value of the properties, based on their potential as parking facilities, has declined. In accordance with Generally Accepted Accounting Principles (GAAP), therefore, the Partnership has determined to reduce the carrying amounts of these assets on its books, and has accordingly recorded a loss on properties (net of the Denver property gain) for the year ending December 31, 1999 of $4,158,255.

         Management is currently reviewing strategic operating and disposition alternatives for the Rochester, Los Angeles and Reno facilities. In Dayton the Partnership has recently entered into a management agreement with a national parking operator. Under this arrangement, the annual return generated by the Dayton property could be expected to decline by approximately $50,000 from the return that had been produced by the expired lease. When the leases on the Rochester, Los Angeles and Reno properties expire, it is likely that management agreements will be negotiated with operators for these locations. Assuming terms similar to the Dayton agreement, the Partnership can expect that its parking lot rental income from these properties and distributable cash flow to investors will decline in the future. The Partnership, however, expects to maintain a distribution rate to investors during 2000 of 6.5% of an investor's adjusted capital balance.

                         REALTY PARKING PROPERTIES L.P.

         The Partnership's efforts to sell the Milwaukee garage have been delayed due to the discovery of certain structural deficiencies, which could also impact parking revenues during 2000. The Milwaukee lease obligates the Advisor for the repairs to the garage, and after all decisions regarding the repairs are implemented, we will reevaluate the potential of selling the property.

SUMMARY

         The past year witnessed positive results for the Partnership from the sale of the Denver property and results during 2000 will be positively influenced by the St. Paul-Tank sale. The expiration during 1999 and 2000 of the Partnership's initial leases, however, creates uncertainty regarding the returns the Partnership can expect from its Dayton, Rochester, Los Angeles and Reno properties. The Partnership's recognition of a decline in the carrying value of these assets was required by GAAP, which further prohibits the recognition by the Partnership of increases in the carrying value of assets that have appreciated over time. The carrying value of the assets on the books of the Partnership, therefore, should not be confused by investors with the fair market value of the portfolio of properties owned by the Partnership. Additionally, the impairment of book values does not have a direct impact on cash flow in the short-term, and the Partnership plans to maintain its 6.5% distribution rate to investors throughout calendar year 2000.

         The Partnership noted much more interest in its properties from potential purchasers during 1999 than had been experienced in the past. We expect this interest level to continue during 2000 and will continue to actively pursue sales of the remaining properties in the portfolio when doing so serves the best interests of investors.

REALTY PARKING COMPANY, INC.
General Partner

/s/  John M. Prugh

John M. Prugh
President

                          INDEPENDENT AUDITORS' REPORT

     The Partners
     Realty Parking Properties L.P.:


     We have audited the accompanying balance sheets of Realty Parking Properties L.P. (the "Partnership") as of December 31, 1999 and 1998 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty Parking Properties L.P. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                                /s/  KPMG LLP


     Baltimore, Maryland
     January 21, 2000, except as to Note 10,
        which is as of March 22, 2000

                         REALTY PARKING PROPERTIES L.P.

                                 Balance Sheets


                                                                                     December 31,
                                                                     -------------------------------------------
                                                                           1999                       1998
                                                                     ----------------          -----------------

Assets

  Investment in real estate (Notes 3 and 4)                          $    20,200,296           $     32,922,333
  Cash and cash equivalents                                                9,803,643                    789,876
  Accounts receivable (Note 6)                                               263,185                    642,760
                                                                     ----------------          -----------------

                                                                     $    30,267,124           $     34,354,969
                                                                     ================          =================

Liabilities and Partners' Capital

   Accounts payable and accrued
       expenses                                                      $        32,777           $         31,241
   Due to affiliates (Note 6)                                                215,861                     32,690
   Real estate taxes payable (Note 6)                                        233,500                    280,500
                                                                     ----------------          -----------------
                                                                             482,138                    344,431
                                                                     ----------------          -----------------

 Partners' Capital (Notes 7 and 8)
   General Partner                                                                 -                    (55,969)
   Assignee and Limited Partnership
       Interests - $25 stated value per
       unit, 1,909,127 units outstanding                                  29,784,886                 34,066,407
   Subordinated Limited Partner                                                  100                        100
                                                                     ----------------          -----------------
                                                                          29,784,986                 34,010,538
                                                                     ----------------          -----------------

                                                                     $    30,267,124           $     34,354,969
                                                                     ================          =================

See accompanying notes to financial statements

                         REALTY PARKING PROPERTIES L.P.

                            Statements of Operations

                        For the years ended December 31,


                                                                       1999             1998            1997
                                                                 ------------------------------------------------

Revenues
   Parking lot rental (Note 5)                                   $    2,635,111   $    2,702,673   $   2,508,271
   Interest income                                                       64,155           47,354          53,389
                                                                 ---------------  ---------------  --------------
                                                                      2,699,266        2,750,027       2,561,660
                                                                 ---------------  ---------------  --------------

Expenses
   Administrative, including amounts to
      related party (Note 6)                                            106,094          106,108         128,162
   Professional fees                                                     23,712           39,144          18,080
   Management fees to related party (Note 6)                             39,693           43,781          39,574
   Depreciation                                                         123,852          124,748         124,748
                                                                 ---------------  ---------------  --------------
                                                                        293,351          313,781         310,564
                                                                 ---------------  ---------------  --------------

Earnings from operations                                              2,405,915        2,436,246       2,251,096

Loss on properties, net (Note 4)                                     (4,158,255)               -               -
                                                                 ---------------  ---------------  --------------

Net earnings (loss)                                              $   (1,752,340)  $    2,436,246   $   2,251,096
                                                                 ===============  ===============  ==============

Net earnings (loss) per unit of assignee and
  limited partnership interests-basic (Note 8)                   $        (0.97)  $         1.25   $        1.16
                                                                 ===============  ===============  ==============

See accompanying notes to financial statements

                         REALTY PARKING PROPERTIES L.P.

                         Statements of Partners' Capital
              For the years ended December 31, 1999, 1998 and 1997

                                         Assignee

                                       and Limited          Subordinated
                                       Partnership            Limited            General
                                        Interests             Partner            Partner           Total
                                   --------------------------------------------------------------------------


Balance at December 31, 1996       $      34,320,308   $               100   $    (50,788)  $     34,269,620

Net earnings                               2,206,074                     -         45,022          2,251,096

Distributions to partners                 (2,423,748)                    -        (49,464)        (2,473,212)
                                   ------------------  --------------------  -------------  -----------------


Balance at December 31, 1997              34,102,634                   100        (55,230)        34,047,504

Net earnings                               2,387,521                     -         48,725          2,436,246

Distributions to partners                 (2,423,748)                    -        (49,464)        (2,473,212)
                                   ------------------  --------------------  -------------  -----------------


Balance at December 31, 1998              34,066,407                   100        (55,969)        34,010,538

Net earnings (loss)                       (1,857,773)                    -        105,433         (1,752,340)

Distributions to partners                 (2,423,748)                    -        (49,464)        (2,473,212)
                                   ------------------  --------------------  -------------  -----------------


Balance at December 31, 1999       $      29,784,886   $               100   $          -   $     29,784,986
                                   ==================  ====================  =============  =================

See accompanying notes to financial statements

                                    REALTY PARKING PROPERTIES L.P.

                                       Statements of Cash Flows
                                   For the years ended December 31,

                                                             1999             1998             1997
                                                       -------------------------------------------------

Cash flows from operating activities
   Net earnings (loss)                                 $   (1,752,340)  $    2,436,246   $    2,251,096
   Adjustments to reconcile net earnings (loss) to
     net cash provided by operating activities
       Loss on properties                                   4,158,255                -                -
       Depreciation                                           123,852          124,748          124,748
       Changes in assets and liabilities
         (Increase) decrease in accounts receivable
           and real estate taxes payable, net                 332,575         (362,260)          36,270
         Increase (decrease) in accounts payable
           and accrued expenses                                 1,536            4,988           (5,216)
         Increase (decrease) in due to affiliates             183,171            1,692          (10,404)
                                                       ---------------  ---------------  ---------------
Net cash provided by operating activities                   3,047,049        2,205,414        2,396,494
                                                       ---------------  ---------------  ---------------


Cash flows from investing activities -
   proceeds from sale of property, net                      8,439,930                -                -
                                                       ---------------  ---------------  ---------------


Cash flows from financing activities -
   distributions to partners                               (2,473,212)      (2,473,212)      (2,473,212)
                                                       ---------------  ---------------  ---------------


Net increase (decrease) in cash and cash equivalents        9,013,767         (267,798)         (76,718)
Cash and cash equivalents
   Beginning of year                                          789,876        1,057,674        1,134,392
                                                       ---------------  ---------------  ---------------

   End of year                                         $    9,803,643   $      789,876   $    1,057,674
                                                       ===============  ===============  ===============





See accompanying notes to financial statements

                         REALTY PARKING PROPERTIES L.P.

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997


(1)    Organization

       Realty Parking Properties L.P. (the "Partnership") is a Delaware limited partnership formed on October 4, 1988 to acquire surface lots and parking garage buildings to be held for appreciation and used for parking operations to produce current income. The general partner is Realty
       Parking Company, Inc. and the subordinated limited partner is Realty Associates Limited Partnership, an affiliate of the general partner. The Partnership shall continue until December 31, 2038, unless the Partnership is dissolved prior to that date, in accordance with the provisions of the Partnership Agreement.

       The Partnership owns thirteen properties in total, twelve of which are wholly owned by the Partnership. The undivided tenants-in-common ownership of one of the properties is noted below. The properties were acquired on an all-cash basis and, therefore, are not subject to a mortgage or other lien or encumbrance. As of December 31, 1999, the Partnership owned the following properties:


                                                       Approximate

                    Location                           Size (Sq. Ft.)                        Type

             Birmingham, Alabama                           28,000                         276-car garage
             Little Rock, Arkansas                         35,000                         surface lot
             Los Angeles, California                       41,800                         surface lot
             Miami, Florida                                90,000                         surface lot
             St. Paul -Jackson, Minnesota                  55,880                         surface lot
             St. Paul -Tank, Minnesota                     32,930                         surface lot
             Kansas City, Missouri                         35,650                         400-car garage
             Reno, Nevada                                  30,670                         surface lot
             Rochester, New York                           48,970                         surface lot
             Dayton, Ohio                                  40,000                         surface lot
             Nashville, Tennessee                          33,360                         surface lot
             Houston, Texas                                81,000                         surface lot
             Milwaukee, Wisconsin                          36,350                         451-car garage

       The Partnership owns a 75% undivided interest in the Miami, Florida property with the remaining 25% owned by Central Parking System (the "Advisor").

       The Partnership has an Investment Advisory Agreement with the Advisor. The Advisor purchased 43,011 assignee limited partnership interests, net of selling commissions, representing its maximum allowable purchase of $1,000,000.

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

       The Partnership has joint interest and control with the Advisor in a property which is accounted for using the proportionate share method. The financial statements include the Partnership's proportionate share of the property's historical cost, revenues and expenses.

       Lease   revenues  are  recorded  as  earned  under  the  terms  of  lease agreements.

       Costs associated with the marketing of assignee limited partnership interests to the public were offset against the related partners' capital.

       The Partnership considers all short-term investments with maturities of three months or less at dates of purchase as cash equivalents. Cash and cash equivalents consist entirely of cash and money market accounts and are stated at cost, which approximates market value at December 31, 1999 and 1998.

       Investment in real estate is stated at cost, net of accumulated depreciation, reduced for impairment losses where appropriate, and includes all related acquisition costs of the properties. Depreciation of the parking garage buildings is computed using the straight-line method over 31.5 years for property placed in service prior to January 1, 1994 and 39 years for property placed in service after January 1, 1994. Land improvements are depreciated using the straight-line method over 15 years.

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

                         REALTY PARKING PROPERTIES L.P.

(2)    Summary of Significant Accounting Policies (continued)

       The fair values of all financial instruments approximate their recorded values at December 31, 1999 and 1998.

(3)    Investment in Real Estate

       Investment in real estate is summarized as follows at December 31:

                                                     1999                    1998
                                              -----------------        ----------------
           Land                               $     17,596,092         $    30,207,717
           Buildings                                 3,445,777               3,445,777
           Land improvements                           190,804                 190,804
                                              -----------------        ----------------

                                                    21,232,673              33,844,298
           Accumulated depreciation                 (1,032,377)               (921,965)
                                              -----------------        ----------------

                                              $     20,200,296         $    32,922,333
                                              =================        ================

(4)    Gain (Loss) on Properties

       The gain (loss) on properties for 1999 consists of the following:

           Gain on sale of operating property        $     2,302,048
           Impairment loss                                (6,460,303)
                                                     ----------------
                                                     $    (4,158,255)
                                                     ================


       On December 9, 1999, the Partnership sold its 75% interest in the Denver, Colorado property for $8,625,000. The Partnership's investment in the property was $6,137,882, net of accumulated depreciation of $13,440. The capital gain from the sale totaled $2,302,048, net of expenses of $185,070.

       In the fourth quarter of 1999, the Partnership's Advisor gave notice that it would not renew four leases that would expire at various dates in 2000. As a result, the Partnership made an evaluation as to the recoverability of the carrying amounts of the related properties from future cash flows expected to result from the use and eventual disposition of the properties over their expected holding periods. Based upon this evaluation, the Partnership determined that the carrying amounts of those properties are not recoverable, and they were adjusted to their estimated fair values at December 31, 1999.

                         REALTY PARKING PROPERTIES L.P.

(5)    Leases

       The Partnership initially leased its parking properties to the Advisor for periods of 10 years, expiring between April 1999 and November 2000, with options to extend the leases for two additional terms of five years. The Advisor has exercised extension options for three properties held at December 31, 1999. Under the terms of the leases, the Advisor is responsible for all operating costs, including ad valorem real estate taxes and general and garage liability insurance coverage.

       Under the terms of the leases, the Advisor is obligated to pay the Partnership the greater of minimum rent plus reimbursement of real estate taxes or 60% of gross parking revenues ("percentage rent"). Percentage rents earned during 1999, 1998 and 1997 totaled $326,976, $362,260 and $167,858, respectively. The minimum rents are 7.0% of certain acquisition costs. Parking lot rents of $2,308,135 in 1999 and $2,340,413 in 1998 and 1997, represented minimum rents under the lease agreements.

       Each lease is cancelable by the Partnership upon the sale of the property and payment to the Advisor of a "termination fee," if the property is leased to the Advisor at the time of sale. The termination fee generally equals 15% of the amount, if any, by which the property's sale proceeds exceed the original acquisition cost of the property plus a 12% compounded annual return on the original acquisition cost minus all rental income received by the Partnership from the property.

       The Advisor gave notice that it would not extend the leases on four properties, one of which has been placed under a month-to-month management contract with a parking operator. Under the terms of the management contract, the parking operator is responsible for all operating and maintenance costs and the Partnership is responsible for the real estate taxes. The remaining leases will expire at various dates in 2000 and renewal negotiations with the Advisor are in process.

       The minimum rents to be received in accordance with the terms of the leases in effect at December 31, 1999 are summarized as follows:

                   2000                           $   1,270,250
                   2001                                 492,963
                   2002                                 492,963
                   2003                                 492,963
                   2004-2005                            332,713
                                                  -------------
                   Total                          $   3,081,852
                                                  =============

                         REALTY PARKING PROPERTIES L.P.

(6)    Related Party Transactions

       Pursuant to an Investment Advisory Agreement, the Advisor will earn a fee upon disposition of a property equal to 2% of the contract price for the sale of the property, if the property is leased to the Advisor at the time of sale. Such fee is earned for services rendered to advise the general partner on the timing and pricing of property sales. In 1999, the Advisor earned an advisory fee of $172,500 from the sale of the Denver, Colorado property.

       The general partner earned property management fees of $39,693, $43,781 and $39,574 (1% of the gross revenues of the properties and other sources of income) and was reimbursed $98,007, $98,890 and $116,049 for certain costs incurred relating to administrative services for the Partnership in 1999, 1998 and 1997, respectively.

       Under the terms of the lease agreements with the Advisor, real estate taxes paid by the Partnership will be reimbursed and are not reflected in the statements of operations. The Partnership recorded $233,500 and $280,500 of real estate taxes in both accounts receivable and real estate taxes payable at December 31, 1999 and 1998, respectively.

(7)    Earnings for Federal Income Tax Purposes

       In 1999, the Partnership's income for income tax purposes differs from the loss for financial reporting purposes as a result of an impairment loss recorded for financial reporting purposes. Impairment losses are not deductible for income tax purposes.

       In 1998 and 1997, there was no difference between the Partnership's net earnings for income tax purposes and the net earnings for financial reporting purposes.

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

                         REALTY PARKING PROPERTIES L.P.

(8)    Partners' Capital (continued)

       (c) Net proceeds of sale or financing of the properties will be distributed as follows:

           - To assignee and limited partners until each such partner has recovered its original capital contribution in full and received a cumulative, noncompounded annual return of 12% of its adjusted capital balance to the extent that such return has not been provided from prior distributions of net cash flow.

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

        (d) Net earnings from operations and gains on sales of properties are allocated consistent with the above distribution provisions, except that gains on sales are allocable first to any partner with a negative capital account balance. Losses on sales of properties are allocated in accordance with the partners' respective partnership interests.

        (e)The assignee limited partners may elect to become substitute limited partners, as defined in the Partnership Agreement. Assignee limited partners who elect to become substitute limited partners will receive one limited partnership interest for each assignee limited
           partnership   interest   they  convert  and  will  not  be  able  to
           re-exchange their limited partnership interests for assignee limited partnership interests.

       (f) Restrictions exist regarding transferability or disposition of partnership interests.

(9)    Distributions to Investors

       Distributions of cash flow to investors totaled $2,473,212 during 1999, 1998 and 1997, of which 98% was allocated to assignee and limited partners. These distributions were derived from funds provided by operations and a return of capital of $124,170 in 1997.

                         REALTY PARKING PROPERTIES L.P.

(10)   Subsequent Events

       Sale

       On February 10, 2000, the Partnership sold its St. Paul-Tank, Minnesota property for $1,335,586. The Partnership's investment in the property was $372,558, net of accumulated depreciation of $1,189. The capital gain from the sale totaled $769,130, net of expenses of $193,898.

       Distributions

       On January 18, 2000, the Partnership made a distribution of the Denver, Colorado sale proceeds totaling $8,439,930, of which 100% was allocated to assignee and limited partners. Assignee and limited partners received a distribution of $4.42 per original $25 Unit.

       On February 15, 2000, the Partnership made a cash distribution totaling $618,303 of which 98% was allocated to assignee and limited partners. This distribution was derived from funds provided by operating activities during 1999. Assignee and limited partners received a cash distribution of $.317 per original $25 Unit.

       On March 22, 2000, the Partnership made a distribution of the St. Paul-Tank, Minnesota sale proceeds totaling $1,141,688, of which 100% was allocated to assignee and limited partners. Assignee and limited partners received a distribution of $0.60 per original $25 Unit.

                         REALTY PARKING PROPERTIES L.P.

                             Partnership Information


Directors and Executive Officers

Realty Parking Company, Inc.
General Partner:

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Vice President and Secretary

         Timothy M. Gisriel
         Treasurer

                                    Form 10-K

A copy of the Partnership's Annual Report on Form 10-K for 1999 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Relations
         Realty Parking Properties L.P.
         225 East Redwood Street
         Baltimore, Maryland 21202

                                    Auditors

         KPMG LLP
         111 South Calvert Street
         Baltimore, Maryland 21202

                                  Legal Counsel

         Piper Marbury Rudnick & Wolfe LLP
         6225 Smith Avenue
         Baltimore, Maryland 21209

                               Further Information

Please  submit  changes  in  name,   address,   investment   representative  and
distribution instructions to Investor Relations at the above address.

For further information or questions regarding your investment, please call Jennifer Zepp, Investment Coordinator, at 410-547-3033.