Form 10-K, Exhibit 13
period 2000-12-31
REALTY PARKING PROPERTIES LP
filed 2001-03-29
CIK 841127

REALTY PARKING PROPERTIES L.P.

                               2000 ANNUAL REPORT

                                 April 10, 2001


Dear Investor:

OPERATIONS

         Operating highlights during 2000 for Realty Parking Properties L.P. (the Partnership) featured the sale of the St. Paul-Tank property, extensions of the lease options with Central Parking System (the Advisor) on five additional properties and the execution of management contracts on three properties for which lease options were not exercised.

         On February 10, 2000, the Partnership sold its St. Paul-Tank, Minnesota property for $1,335,586. The Partnership recognized a gain of $767,622 and distributed net sale proceeds of $1,141,704, or $0.60 per original $25 Unit.

         By the end of 2000, the Advisor had exercised lease extension options for eight properties under substantially similar terms to those in effect pursuant to the original leases. The Advisor will be responsible for all operating costs, including ad valorem real estate taxes and general and garage liability insurance. The Advisor did not extend leases on four properties. Monthly management contracts have been negotiated with parking operators for three of these properties. Under terms of the management contracts, the parking operators will receive a fee for managing the properties and the Partnership will receive the properties' net rental income. The Partnership is responsible for real estate taxes. The Partnership continues to review operating alternatives for the remaining property where the lease expired during 2000.

         Parking lot revenue declined during 2000 by $794,136 from 1999. This decline resulted from: (1) reduced rental income of $476,335 related to the two properties that were sold during late 1999 and early 2000, (2) reduced rental income of $247,869, primarily from the three properties that are now operated pursuant to management agreements, and (3) lower percentage rental income of $69,932 earned at other properties.

         Expenses, net of depreciation, totaled $241,045, an increase of $71,546 over 1999. This increase is primarily the result of $55,903 of real estate tax expense related to the properties being operated under management contracts during 2000. Additionally, higher administration expenses relate to costs incurred as a result of lease extension and management contract negotiations.

CASH DISTRIBUTIONS

         The Partnership made four quarterly distributions from operations totaling $2,032,913 in 2000, of which $70,387 was provided by reserves. The Partnership will continue to maintain its operating distributions from the net parking lot rental income of its twelve remaining properties. Distributions from operations are expected to decrease as a result of anticipated sales of the remaining twelve properties and the full effect of the decreased rental income from the properties operated under management contracts. On February 15, 2001, the Partnership made a cash distribution to partners totaling $459,412. Each partner received his or her share of this distribution in the amount of $0.24 per Unit.

         Distributions from net sales proceeds during 2000 were $9,581,634, of which $8,439,930 related to the Denver, Colorado property sale in December 1999 and $1,141,704 related to the St. Paul-Tank property sale in February 2000.

OUTLOOK

         On March 1, 2001, the Partnership sold its Dayton, Ohio property for $500,000 and is expected to record a loss of approximately $26,500, net of the impairment loss reserve established for this property in 1999. Sale proceeds will be distributed in April to partners of record on March 1, after all costs of sale have been finalized.

         The Partnership has an option contract for the sale of the Rochester property, and a signed contract for the sale of the St. Paul-Jackson property. The potential buyers of both properties are currently performing their due diligence, and there are no assurances that these facilities will be sold.

SUMMARY

         We are pleased with the progress the Partnership made in extending lease terms on eight of its properties and negotiating management contracts on three other properties. Operating cash flow distributions remained strong despite sales of two properties in late 1999 and early 2000. Total distributions in 2000 exceeded $11.61 million, or $6.06 per Unit. Total distributions since inception have now increased to $26.16 per original $25 Unit. The Partnership's twelve remaining properties are expected to continue to deliver strong operational cash flow while we consider additional disposition opportunities.

Very truly yours,

    /s/  John M. Prugh

John M. Prugh, President
Realty Parking Company, Inc.
General Partner

                         REALTY PARKING PROPERTIES L.P.
                              Financial Statements

                          INDEPENDENT AUDITORS' REPORT




The Partners
Realty Parking Properties L.P.:


We have audited the accompanying balance sheets of Realty Parking Properties L.P. (the "Partnership") as of December 31, 2000 and 1999 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty Parking Properties L.P. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                                                               /s/   KPMG LLP

Baltimore, Maryland
January 19, 2001, except as to Note 10,
     which is as of March 1, 2001

                         REALTY PARKING PROPERTIES L.P.


                                 Balance Sheets

                                                                          December 31,
                                                          -------------------------------------------
                                                                 2000                      1999
                                                          -----------------         -----------------

Assets

  Investment in real estate (Notes 3 and 4)               $     19,706,714          $     20,200,296
  Cash and cash equivalents                                        833,887                 9,803,643
  Accounts receivable (Note 6)                                     261,958                   263,185
  Other assets                                                      21,479                         -
                                                          -----------------         -----------------

                                                          $     20,824,038          $     30,267,124
                                                          =================         =================

Liabilities and Partners' Capital

   Accounts payable and accrued
       expenses                                           $         34,608          $         32,777
   Due to affiliates (Note 6)                                       37,830                   215,861
   Real estate taxes payable (Note 6)                              235,500                   233,500
                                                          -----------------         -----------------
                                                                   307,938                   482,138
                                                          -----------------         -----------------

 Partners' Capital (Notes 7 and 8)
   General Partner                                                       -                         -
   Assignee and Limited Partnership
       Interests - $25 stated value per
       unit, 1,909,127 units outstanding                        20,516,000                29,784,886
   Subordinated Limited Partner                                        100                       100
                                                          -----------------         -----------------
                                                                20,516,100                29,784,986
                                                          -----------------         -----------------

                                                          $     20,824,038          $     30,267,124
                                                          =================         =================


See the accompanying notes to financial statements.

                        REALTY PARKING PROPERTIES L.P.

                            Statements of Operations
                        For the years ended December 31,

                                                              2000                1999               1998
                                                       --------------------------------------------------------
Revenues
   Parking lots (Note 5)                               $      1,840,975   $       2,635,111  $       2,702,673
   Interest income                                               99,133              64,155             47,354
                                                       -----------------  ------------------ ------------------
                                                              1,940,108           2,699,266          2,750,027
                                                       -----------------  ------------------ ------------------

Expenses
   Administrative, including amounts to
      related party (Note 6)                                    130,342             106,094            106,108
   Professional fees                                             24,800              23,712             39,144
   Management fees to related party (Note 6)                     30,000              39,693             43,781
   Real estate taxes                                             55,903                   -                  -
   Depreciation                                                 121,024             123,852            124,748
                                                       -----------------  ------------------ ------------------
                                                                362,069             293,351            313,781
                                                       -----------------  ------------------ ------------------

Earnings from operations                                      1,578,039           2,405,915          2,436,246

Gain (loss) on properties, net (Note 4)                         767,622          (4,158,255)                 -
                                                       -----------------  ------------------ ------------------

Net earnings (loss)                                    $      2,345,661   $      (1,752,340) $       2,436,246
                                                       =================  ================== ==================

Net earnings (loss) per unit of assignee and
  limited partnership interests-basic (Note 8)         $           1.21   $           (0.97) $            1.25
                                                       =================  ================== ==================


See the accompanying notes to financial statements.

                        REALTY PARKING PROPERTIES L.P.

                         Statements of Partners' Capital
              For the years ended December 31, 2000, 1999 and 1998

                                               Assignee
                                             and Limited          Subordinated
                                             Partnership            Limited           General
                                              Interests             Partner           Partner            Total
                                         --------------------------------------------------------------------------
Balance at December 31, 1997             $      34,102,634   $               100   $    (55,230)  $     34,047,504

Net earnings                                     2,387,521                     -         48,725          2,436,246

Distributions to partners                       (2,423,748)                    -        (49,464)        (2,473,212)
                                         ------------------  --------------------  -------------  -----------------


Balance at December 31, 1998                    34,066,407                   100        (55,969)        34,010,538

Net earnings (loss)                             (1,857,773)                    -        105,433         (1,752,340)

Distributions to partners                       (2,423,748)                    -        (49,464)        (2,473,212)
                                         ------------------  --------------------  -------------  -----------------


Balance at December 31, 1999                    29,784,886                   100              -         29,784,986

Net earnings                                     2,305,003                     -         40,658          2,345,661

Distributions to partners
   Operations                                   (1,992,255)                    -        (40,658)        (2,032,913)
   Sales proceeds, net                          (9,581,634)                    -              -         (9,581,634)
                                         ------------------  --------------------  -------------  -----------------


Balance at December 31, 2000             $      20,516,000   $               100   $          -   $     20,516,100
                                         ==================  ====================  =============  =================


See the accompanying notes to financial statements.

                        REALTY PARKING PROPERTIES L.P.

                            Statements of Cash Flows
                        For the years ended December 31,

                                                              2000                1999               1998
                                                       --------------------------------------------------------
Cash flows from operating activities
   Net earnings (loss)                                 $      2,345,661   $      (1,752,340)  $      2,436,246
   Adjustments to reconcile net earnings (loss) to
     net cash provided by operating activities
       (Gain) loss  on properties, net                         (767,622)          4,158,255                  -
       Depreciation                                             121,024             123,852            124,748
       Changes in assets and liabilities
         (Increase) decrease in accounts receivable
           and real estate taxes payable, net                     3,227             332,575           (362,260)
         Increase in other assets                               (21,479)                  -                  -
         Increase in accounts payable
           and accrued expenses                                   1,831               1,536              4,988
         Increase (decrease) in due to affiliates              (178,031)            183,171              1,692
                                                       -----------------  ------------------  -----------------
Net cash provided by operating activities                     1,504,611           3,047,049          2,205,414
                                                       -----------------  ------------------  -----------------


Cash flows from investing activities -
   proceeds from sales of properties, net                     1,140,180           8,439,930                  -
                                                       -----------------  ------------------  -----------------


Cash flows from financing activities -
   distributions to partners                                (11,614,547)         (2,473,212)        (2,473,212)
                                                       -----------------  ------------------  -----------------


Net increase (decrease) in cash and cash equivalents         (8,969,756)          9,013,767           (267,798)
Cash and cash equivalents
   Beginning of year                                          9,803,643             789,876          1,057,674
                                                       -----------------  ------------------  -----------------

   End of year                                         $        833,887   $       9,803,643   $        789,876
                                                       =================  ==================  =================


See the accompanying notes to financial statements.

                         REALTY PARKING PROPERTIES L.P.

                          Notes to Financial Statements
                        December 31, 2000, 1999 and 1998

(1)    Organization

       Realty Parking Properties L.P. (the "Partnership") is a Delaware limited partnership formed on October 4, 1988 to acquire surface lots and parking garage buildings to be held for appreciation and used for parking operations to produce current income. The General Partner is Realty
       Parking Company, Inc. and the Subordinated Limited Partner is Realty Associates Limited Partnership, an affiliate of the General Partner. The Partnership shall continue until December 31, 2038, unless dissolved prior to that date, in accordance with the provisions of the Partnership Agreement.

       The Partnership owns twelve properties in total, eleven of which are wholly owned by the Partnership. The undivided tenants-in-common ownership of one of the properties is noted below. The properties were acquired on an all-cash basis and, therefore, are not subject to a mortgage or other lien or encumbrance. As of December 31, 2000, the Partnership owned the following properties:

                                                      Approximate
         Location                            Size (Sq. Ft.)         Type

         Birmingham, Alabama                     28,000       276-car garage
         Little Rock, Arkansas                   35,000       surface lot
         Los Angeles, California                 41,800       surface lot
         Miami, Florida                          90,000       surface lot
         St. Paul-Jackson, Minnesota             55,880       surface lot
         Kansas City, Missouri                   35,650       400-car garage
         Reno, Nevada                            30,670       surface lot
         Rochester, New York                     48,970       surface lot
         Dayton, Ohio                            40,000       surface lot
         Nashville, Tennessee                    33,360       surface lot
         Houston, Texas                          81,000       surface lot
         Milwaukee, Wisconsin                    36,350       451-car garage




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

       The Partnership considers all short-term investments with maturities of three months or less at dates of purchase as cash equivalents. Cash and cash equivalents consist entirely of cash and money market accounts and are stated at cost, which approximated market value at December 31, 2000 and 1999.

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

       Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

       The fair values of all financial instruments approximated their recorded values at December 31, 2000 and 1999.

                         REALTY PARKING PROPERTIES L.P.

(3)    Investment in Real Estate

       Investment in real estate is summarized as follows at December 31:

                                                2000                 1999
                                         ----------------     ----------------

           Land                             $ 17,224,496         $ 17,596,092
           Buildings                           3,445,777            3,445,777
           Land improvements                     188,653              190,804
                                         ----------------     ----------------

                                              20,858,926           21,232,673
           Accumulated depreciation           (1,152,212)          (1,032,377)
                                         ----------------     ----------------

                                            $ 19,706,714         $ 20,200,296
                                         ================     ================

 (4)   Gain (Loss) on Properties

       The gain (loss) on properties for 2000 and 1999 consists of the following:


                                                2000                 1999
                                           --------------     ----------------
          Gain on sale of operating
                 properties                    $ 767,622          $ 2,302,048
          Impairment loss                              -           (6,460,303)
                                           --------------     ----------------

                                               $ 767,622          $(4,158,255)
                                           ==============     ================


       On February 10, 2000, the Partnership sold its St. Paul-Tank, Minnesota property for $1,335,586. The Partnership's investment in the property was $372,558, net of accumulated depreciation of $1,189. The capital gain from the sale totaled $767,622, net of expenses of $195,406.

       On December 9, 1999, the Partnership sold its 75% interest in the Denver, Colorado property for $8,625,000. The Partnership's investment in the property was $6,137,882, net of accumulated depreciation of $13,440. The capital gain from the sale totaled $2,302,048, net of expenses of $185,070.

                         REALTY PARKING PROPERTIES L.P.

(4)   Gain (Loss) on Properties (continued)

      In the fourth quarter of 1999, the Advisor gave notice that it would not renew four leases that were expiring at various dates in 2000. As a result, the Partnership made an evaluation as to the recoverability of the carrying amounts of the related properties from future cash flows expected to result from the use and eventual disposition of the properties over their expected holding periods. Based upon this evaluation, the Partnership determined that the carrying amounts of those properties were not recoverable, and an impairment loss was recognized at December 31, 1999.

(5)    Leases and Management Contracts

       The Partnership initially leased its parking properties to the Advisor for periods of 10 years, expiring between April 1999 and November 2000, with options to extend the leases for two additional terms of five years. The Advisor has exercised extension options for eight properties held at December 31, 2000. Under the terms of the leases, the Advisor is responsible for all operating costs, including ad valorem real estate taxes and general and garage liability insurance coverage. One of the leases differs slightly from the terms above in order to accommodate specific circumstances of the related property.

       Under the terms of the leases, the Advisor is obligated to pay the Partnership the greater of minimum rent plus reimbursement of real estate taxes or 60% of gross parking revenues ("percentage rent"). Percentage rents earned during 2000, 1999 and 1998 totaled $197,902, $326,976 and $362,260, respectively. The minimum rents are 7.0% of certain acquisition costs. Parking lot revenues of $1,431,204 in 2000, $2,308,135 in 1999 and $2,340,413 in 1998, represented minimum rents under the lease agreements.

       Each of the leases with the Advisor is cancelable by the Partnership upon the sale of the property and payment to the Advisor of a "termination fee." The termination fee generally equals 15% of the amount, if any, by which the property's sale proceeds exceed the original acquisition cost of the property, plus a 12% compounded annual return on the original acquisition cost minus all rental income received by the Partnership from the property.

       The Advisor did not extend leases on four properties. Three of these properties have been placed under month-to-month management contracts with parking operators. Under the terms of the management contracts, the parking operators receive a fixed fee for managing the properties. The income from these properties is gross revenues net of the operating expenses incurred. The Partnership is responsible for real estate taxes. Parking operations at the remaining property ceased in November 2000 and the

                         REALTY PARKING PROPERTIES L.P.

(5)    Leases and Management Contracts (continued)

       Partnership  is  currently   evaluating   management   contracts   and/or
       disposition alternatives. Parking lot revenues of $211,869 in 2000 represented rental income under the management contracts.

       The minimum rents to be received in accordance with the terms of the leases in effect at December 31, 2000 are summarized as follows:

                2001               $ 1,073,060
                2002                 1,073,060
                2003                 1,045,560
                2004                   775,066
                2005                   372,484
                               -----------------

Total                               $ 4,339,230
                               =================

(6)    Related Party Transactions

       Pursuant to an Investment Advisory Agreement, the Advisor will earn a fee upon disposition of a property equal to 2% of the contract price for the sale of the property. Such fee is earned for services rendered to advise the General Partner on the timing and pricing of property sales. In 2000, the Advisor earned a termination fee of $87,604 and an Advisory fee of $26,712, in connection with the sale of the St. Paul-Tank property. In 1999, the Advisor earned an advisory fee of $172,500 from the sale of the Denver, Colorado property.

       The General Partner earned property management fees of $30,000, $39,693 and $43,781 (1% of the gross revenues of the properties and other sources of income) and was reimbursed $131,570, $98,007 and $98,890 for certain costs incurred relating to administrative costs and services related to sales of properties for the Partnership in 2000, 1999 and 1998, respectively.

       Under the terms of the extended lease agreements with the Advisor, real estate taxes paid by the Partnership will generally be reimbursed and are not reflected in the statements of operations. The Partnership recorded $235,500 and $233,500 of real estate taxes in both accounts receivable and real estate taxes payable at December 31, 2000 and 1999, respectively.

(7)    Earnings for Federal Income Tax Purposes

       In 2000 and 1998, there was no difference between the Partnership's net earnings for income tax purposes and the net earnings for financial reporting purposes.

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

(8)    Partners' Capital

       The Partnership Agreement provides, among other provisions, for the following:

       (a) The Partnership consists of the General Partner, the Assignee and Limited Partners and Subordinated Limited Partner.

       (b) Distributions to the partners relating to operations of the properties are based on net cash flow, as defined in the Partnership Agreement. Assignee and Limited Partners receive 98% of net cash flow and the General Partner receives 2%. Net earnings per Unit of Assignee and Limited Partnership Interests, as disclosed in the statements of operations, is based upon 1,909,127 Units.

       (c) Net proceeds of sale or financing of the properties are distributed as follows:

     o To Assignee and Limited Partners until each such partner has recovered its original capital contribution in full and received a cumulative, noncompounded annual return of 12% of its adjusted capital balance to the extent that such return has not been provided from prior distributions of net cash flow.

     o To the General Partner until the General Partner has received an amount equal to the sum of its original capital contribution and a deferred net cash flow amount. The deferred net cash flow amount is the cumulative excess of the amounts of net cash flow that the General Partner would have received if net cash flow from operations had been distributed 95% to the Assignee and Limited Partners and 5% to the General Partner over the amounts of net cash flow actually received by the General Partner.

     o Any remainder will be distributed 90% to the Assignee and Limited Partners, 1% to the General Partner and 9% to the Subordinated Limited Partner.

        (d) Net earnings from operations and gains on sales of properties are allocated consistent with the above distribution provisions, except that gains on sales are allocable first to any partner with a negative capital account balance. Losses on sales of properties are allocated in accordance with the Partners' respective partnership interests.

                         REALTY PARKING PROPERTIES L.P.

(8)    Partners' Capital (continued)

        (e) Assignee Limited Partners may elect to become Substitute Limited Partners, as defined in the Partnership Agreement. Assignee Limited Partners who elect to become Substitute Limited Partners will receive one limited partnership interest for each Assignee Limited Partnership Interest they convert and will not be able to re-exchange their limited partnership interests for Assignee Limited Partnership Interests.

       (f) Restrictions exist regarding transferability or disposition of partnership interests.

(9)    Distributions to Investors
       Distributions of cash flow to investors totaled $2,032,913 in 2000, and $2,473,212 in each of 1999 and 1998, of which 98% was allocated to Assignee and Limited Partners. These distributions were derived from funds provided by operating activities and a return of capital of $70,387 in 2000.

       On January 18, 2000, the Partnership made a distribution of the Denver, Colorado sale proceeds totaling $8,439,930, of which 100% was allocated to Assignee and Limited Partners. Assignee and Limited Partners received a distribution of $4.42 per original $25 Unit.

       On March 22, 2000, the Partnership made a distribution of the St. Paul-Tank, Minnesota sale proceeds totaling $1,141,704, of which 100% was allocated to Assignee and Limited Partners. Assignee and Limited Partners received a distribution of $0.60 per original $25 Unit.

(10)   Subsequent Events

       On February 15, 2001, the Partnership made a cash distribution totaling $459,412, of which 98% was allocated to Assignee and Limited Partners. This distribution was derived from funds provided by operating activities during 2000 and a return of capital of $135,559. Assignee and Limited Partners received a cash distribution of $.24 per original $25 Unit.

       On March 1, 2001, the Partnership sold its Dayton, Ohio property for $500,000. The Partnership's investment in the property was $499,000, net of accumulated depreciation of $9,458 and an impairment loss of $679,959 recorded in 1999. The capital loss from the sale totaled $26,535, net of expenses of $27,535.

                         REALTY PARKING PROPERTIES L.P.

                             Partnership Information


Directors and Executive Officers

Realty Parking Company, Inc.
General Partner:

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Vice President and Secretary

         Timothy M. Gisriel
         Treasurer


                                    Form 10-K

A copy of the Partnership's Annual Report on Form 10-K for 2000 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Relations
         Realty Parking Properties L.P.
         225 East Redwood Street
         Baltimore, Maryland 21202

                                    Auditors

         KPMG LLP
         111 South Calvert Street
         Baltimore, Maryland 21202

                                  Legal Counsel

         Wilmer, Cutler & Pickering
         100 Light Street
         Baltimore, Maryland 21202


                               Further Information

Please  submit  changes  in  name,   address,   investment   representative  and
distribution instructions to Investor Relations at the above address.


For further information or questions regarding your investment, please call Jennifer Zepp, Investment Coordinator, at 410-547-3033.