Form 10-K, Exhibit 13
period 2001-12-31
REALTY PARKING PROPERTIES LP
filed 2002-03-28
CIK 841127

REALTY PARKING PROPERTIES L.P.


                               2001 ANNUAL REPORT

                                 April 12, 2002

Dear Investor:

OPERATIONS

        Operating highlights during 2001 for Realty Parking Properties L.P. (the "Partnership") featured the sales of four properties for $4,850,000. The Dayton, Ohio lot sold in March for $500,000, the Rochester, New York lot sold in June for $550,000, the Reno, Nevada lot sold in September for $950,000, and the St. Paul-Jackson, Minnesota lot sold in October for $2,850,000. The Partnership's investment in the properties was $2,731,970, net of accumulated depreciation of $50,308 and impairment losses totaling $2,050,679. The gain from the sales totaled $1,805,024, net of expenses of $313,006.

        Parking lot rental income includes base rents and percentage rents earned pursuant to lease agreements in effect during each period and net operating revenues earned pursuant to management contracts. Parking lot revenue declined during 2001 by $342,775 from 2000. This decline resulted from: (1) reduced rental income of $200,362 related to the four properties that were sold in 2001, (2) reduced rental income of $26,504 related to a lease renewal at a rate lower than the original lease at the Kansas City property, (3) reduced rental income of $59,556 related to the Los Angeles property that is now operated pursuant to a management agreement, and (4) lower percentage rental income of $56,353 earned at other properties.

        Expenses, net of depreciation, totaled $296,509, an increase of $55,464 over 2000. The increase was primarily the result of real estate tax expense related to the properties being operated under management contracts, professional expenses incurred in examining sale possibilities, and franchise and excise taxes imposed by the State of Tennessee on the Partnership's property in Nashville.


CASH DISTRIBUTIONS

        The Partnership made four quarterly distributions from operations totaling $1,415,420 in 2001, of which $135,558 was provided by reserves. The Partnership will make future operating distributions from the net parking lot rental income of its eight remaining properties. Distributions from operations are expected to decrease as sales of the remaining properties occur. On February 13, 2002, the Partnership made a cash distribution to partners totaling $287,194. Each partner received his or her share of this distribution in the amount of $0.15 per Unit.

                         REALTY PARKING PROPERTIES L.P.

        Distributions from net sales proceeds during 2001 were $4,537,000 or $2.38 per Unit. Future distributions of sale proceeds are completely dependent of the Partnership's ability to successfully identify buyers for its remaining properties.


OUTLOOK

        The Partnership is currently negotiating with separate buyers for the Kansas City, Nashville, Houston and Milwaukee properties. Although these negotiations are serious and ongoing, there can be no assurances that these properties will be sold.

        There has been significant interest from various buyers throughout the country in the Partnership's remaining properties. While the Fund's original investment strategy had anticipated that the highest returns might be obtained by selling properties at a price reflective of their development potential, strong returns can also be earned from selling properties based on their parking economics. We will pursue all viable strategies in evaluating the sale of the Partnership's remaining assets.


SUMMARY

        Total distributions in 2001 exceeded $5.95 million, or $3.10 per Unit. Total distributions since inception have now increased to $29.41 per original $25 Unit. The Partnership's remaining properties are expected to continue to deliver strong operational cash flow while we consider additional disposition opportunities.


Very truly yours,

   /s/  John M. Prugh

John M. Prugh, President
Realty Parking Company, Inc.
General Partner

                          INDEPENDENT AUDITORS' REPORT



The Partners
Realty Parking Properties L.P.:


We have audited the accompanying balance sheets of Realty Parking Properties L.P. (the "Partnership") as of December 31, 2001 and 2000 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty Parking Properties L.P. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


                             /s/  KPMG LLC


Baltimore, Maryland
January 25, 2002, except as to note 10,
    which is as of February 13, 2002

                         REALTY PARKING PROPERTIES L.P.

                                 Balance Sheets

                                                               December 31,
                                                 ---------------------------------------
                                                        2001                  2000
                                                 -----------------      ----------------
Assets
  Investment in real estate (Notes 3 and 4)      $     16,856,095       $    19,706,714
  Cash and cash equivalents                               834,800               833,887
  Accounts receivable (Note 6)                            170,620               261,958
  Other assets                                                  -                21,479
                                                 -----------------      ----------------

                                                 $     17,861,515       $    20,824,038
                                                 =================      ================

Liabilities and Partners' Capital

   Accounts payable and accrued
       expenses                                  $        160,898       $        34,608
   Due to affiliate (Note 6)                               38,357                37,830
   Real estate taxes payable (Note 6)                     169,000               235,500
                                                 -----------------      ----------------
                                                          368,255               307,938
                                                 -----------------      ----------------

 Partners' Capital (Notes 7 and 8)
   General Partner                                              -                     -
   Assignee and Limited Partnership
       Interests - $25 stated value per
       unit, 1,909,127 units outstanding               17,493,160            20,516,000
   Subordinated Limited Partner                               100                   100
                                                 -----------------      ----------------
                                                       17,493,260            20,516,100
                                                 -----------------      ----------------

                                                 $     17,861,515       $    20,824,038
                                                 =================      ================




See the accompanying notes to financial statements.

                         REALTY PARKING PROPERTIES L.P.

                            Statements of Operations
                        For the years ended December 31,

                                                             2001              2000             1999
                                                      ----------------------------------------------------
Revenues
   Parking lots (Note 5)                              $     1,498,200   $     1,840,975   $     2,635,111
   Interest income                                             41,514            99,133            64,155
                                                      ----------------  ----------------  ----------------
                                                            1,539,714         1,940,108         2,699,266
                                                      ----------------  ----------------  ----------------

Expenses
   Administrative, including amounts to
      related party (Note 6)                                   98,970           130,342           106,094
   Professional fees                                           37,167            24,800            23,712
   Management fees to related party (Note 6)                   28,000            30,000            39,693
   Real estate taxes                                          111,556            55,903                 -
   Franchise and excise taxes                                  20,816                 -                 -
   Depreciation                                               118,649           121,024           123,852
                                                      ----------------  ----------------  ----------------
                                                              415,158           362,069           293,351
                                                      ----------------  ----------------  ----------------

Earnings from operations                                    1,124,556         1,578,039         2,405,915

Gain (loss) on properties, net (Note 4)                     1,805,024           767,622        (4,158,255)
                                                      ----------------  ----------------  ----------------

Net earnings (loss)                                   $     2,929,580   $     2,345,661   $    (1,752,340)
                                                      ================  ================  ================

Net earnings (loss) per unit of assignee and
  limited partnership interests-basic (Note 8)        $          1.52   $          1.21   $         (0.97)
                                                      ================  ================  ================




See the accompanying notes to financial statements.

                         REALTY PARKING PROPERTIES L.P.


                         Statements of Partners' Capital
              For the years ended December 31, 2001, 2000 and 1999

                                        Assignee
                                       and Limited       Subordinated
                                       Partnership          Limited            General
                                        Interests           Partner            Partner             Total
                                    -------------------------------------------------------------------------

Balance at December 31, 1998        $    34,066,407   $            100   $        (55,969)  $     34,010,538

Net earnings (loss)                      (1,857,773)                 -            105,433         (1,752,340)

Distributions to partners                (2,423,748)                 -            (49,464)        (2,473,212)
                                    ----------------  -----------------  -----------------  -----------------


Balance at December 31, 1999             29,784,886                100                  -         29,784,986

Net earnings                              2,305,003                  -             40,658          2,345,661

Distributions to partners
   Operations                            (1,992,255)                 -            (40,658)        (2,032,913)
   Sales proceeds, net                   (9,581,634)                 -                  -         (9,581,634)
                                    ----------------  -----------------  -----------------  -----------------


Balance at December 31, 2000             20,516,000                100                  -         20,516,100

Net earnings                              2,901,272                  -             28,308          2,929,580

Distributions to partners
   Operations                            (1,387,112)                 -            (28,308)        (1,415,420)
   Sales proceeds, net                   (4,537,000)                 -                  -         (4,537,000)
                                    ----------------  -----------------  -----------------  -----------------


Balance at December 31, 2001        $    17,493,160   $            100   $              -   $     17,493,260
                                    ================  =================  =================  =================



See the accompanying notes to financial statements.

                         REALTY PARKING PROPERTIES L.P.


                            Statements of Cash Flows
                        For the years ended December 31,

                                                                      2001               2000              1999
                                                               ------------------------------------------------------
Cash flows from operating activities
   Net earnings (loss)                                         $      2,929,580   $      2,345,661   $    (1,752,340)
   Adjustments to reconcile net earnings (loss) to
     net cash provided by operating activities
       (Gain) loss  on properties, net                               (1,805,024)          (767,622)        4,158,255
       Depreciation                                                     118,649            121,024           123,852
       Changes in assets and liabilities
         Decrease in accounts receivable and
           real estate taxes payable, net                                24,838              3,227           332,575
         (Increase) decrease in other assets                             21,479            (21,479)                -
         Increase in accounts payable and
           accrued expenses                                             126,290              1,831             1,536
         Increase (decrease) in due to affiliates                           527           (178,031)          183,171
                                                               -----------------  -----------------  ----------------
                                                               -----------------    ---------------    --------------
Net cash provided by operating activities                             1,416,339          1,504,611         3,047,049
                                                               -----------------  -----------------  ----------------


Cash flows from investing activities -
   proceeds from sales of properties, net                             4,536,994          1,140,180         8,439,930
                                                               -----------------  -----------------  ----------------


Cash flows from financing activities -
   distributions to partners                                         (5,952,420)       (11,614,547)       (2,473,212)
                                                               -----------------  -----------------  ----------------


Net increase (decrease) in cash and cash equivalents                        913         (8,969,756)        9,013,767
Cash and cash equivalents
   Beginning of year                                                    833,887          9,803,643           789,876
                                                               -----------------  -----------------  ----------------

   End of year                                                 $        834,800   $        833,887   $     9,803,643
                                                               =================  =================  ================


See the accompanying notes to financial statements.

                         REALTY PARKING PROPERTIES L.P.

                          Notes to Financial Statements
                        December 31, 2001, 2000 and 1999



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

        The Partnership owns eight properties in total, seven of which are wholly owned by the Partnership. The undivided tenants-in-common ownership of one of the properties is noted below. The properties were acquired on an all-cash basis and, therefore, are not subject to a mortgage or other lien or encumbrance. As of December 31, 2001, the Partnership owned the following properties:

                                       Approximate
              Location                Size (Sq. Ft.)             Type

        Birmingham, Alabama               28,000          276-car garage
        Little Rock, Arkansas             35,000          surface lot
        Los Angeles, California           41,800          surface lot
        Miami, Florida                    90,000          surface lot
        Kansas City, Missouri             35,650          400-car garage
        Nashville, Tennessee              33,360          surface lot
        Houston, Texas                    81,000          surface lot
        Milwaukee, Wisconsin              36,350          451-car garage



        The Partnership owns a 75% undivided interest in the Miami, Florida property with the remaining 25% owned by Central Parking System (the "Advisor"). The Partnership has an Investment Advisory Agreement with the Advisor. The Advisor purchased and holds 43,011 Assignee Limited Partnership Interests representing its maximum allowable purchase of $1,000,000.

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

        The Partnership considers all short-term investments with maturities of three months or less at dates of purchase as cash equivalents. Cash and cash equivalents consist of cash and money market accounts and are stated at cost, which approximated market value at December 31, 2001 and 2000.

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

        The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired, and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Assets considered to be impaired are written down to estimated fair value. If the Partnership decides to sell a property, it evaluates the recoverability of the carrying amount of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sale proceeds, the property is written down to estimated fair value, less costs to sell, and an impairment loss is recognized. During 2001 and 2000, no events or circumstances indicated that the assets of the Partnership were impaired.

        In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards(SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."
        SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions."
        SFAS No. 144 does

                         REALTY PARKING PROPERTIES L.P.

(2)     Summary of Significant Accounting Policies (continued)

        not change the fundamental provisions of SFAS No. 121; however, it resolves various implementation issues of SFAS No. 121 and establishes a single accounting model for long-lived assets to be disposed of by sale. It retains the requirement of APB Opinion No. 30 to report separately discontinued operations but extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in distribution to owners) or is classified as held for sale. We do not believe that adoption of SFAS No. 144 in 2002 will have a material effect on the Partnership's financial statements.

        Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

        The fair values of all financial instruments approximated their recorded values at December 31, 2001 and 2000.

(3)     Investment in Real Estate

        Investment in real estate is summarized as follows at December 31:

                                              2001               2000
                                       ----------------  -----------------
        Land                             $ 14,520,767       $ 17,224,496
        Buildings                           3,445,777          3,445,777
        Land improvements                     110,104            188,653
                                       ----------------  -----------------

                                           18,076,648         20,858,926
        Accumulated depreciation           (1,220,553)        (1,152,212)
                                       ----------------  -----------------

                                         $ 16,856,095       $ 19,706,714
                                       ================  =================

                         REALTY PARKING PROPERTIES L.P.

(4)     Gain (Loss) on Properties, Net

        The gain (loss) on properties, net, for 2001, 2000 and 1999 consists of the following:

                                                        2001               2000              1999
                                                  ----------------  -----------------  ----------------

        Gain on sale of operating properties        $ 1,805,024          $ 767,622       $ 2,302,048
        Impairment loss                                       -                  -        (6,460,303)
                                                  ----------------  -----------------  ----------------

                                                    $ 1,805,024          $ 767,622      $ (4,158,255)
                                                  ================  =================  ================


        During 2001, the Partnership sold four properties for $4,850,000. The Partnership's investment in the properties was $2,731,970, net of accumulated depreciation of $50,308 and impairment losses totaling $2,050,679. The gain from the sales totaled $1,805,024, net of expenses of $313,006.

        During 2000, the Partnership sold one property for $1,335,586. The Partnership's investment in the property was $372,558, net of accumulated depreciation of $1,189. The gain from the sale totaled $767,622, net of expenses of $195,406.

        During 1999, the Partnership sold one property for $8,625,000. The Partnership's investment in the property was $6,137,882, net of accumulated depreciation of $13,440. The gain from the sale totaled $2,302,048, net of expenses of $185,070.

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

(5)     Leases and Management Contracts

        The Partnership initially leased its parking properties to the Advisor for periods of 10 years, expiring between April 1999 and November 2000, with options to extend the leases for two additional terms of five years. The Advisor exercised extension options for seven of the properties held at December 31, 2001. Under the terms of the leases, the Advisor is responsible for all operating costs, including ad valorem real estate taxes and general and garage liability insurance coverage. One of the leases differs slightly from the terms above in order to accommodate specific circumstances of the related property.

                         REALTY PARKING PROPERTIES L.P.

(5)     Leases and Management Contracts (continued)

        Under the terms of the leases, the Advisor is obligated to pay the Partnership the greater of minimum rent plus reimbursement of real estate taxes or 60% of gross parking revenues ("percentage rent"). Percentage rents earned during 2001, 2000 and 1999 totaled $109,023, $197,902 and $326,976, respectively. The minimum rents are 7.0% of certain acquisition costs. Parking lot revenues of $1,056,109 in 2001, $1,431,204 in 2000, and $2,308,135 in 1999, represented minimum rents under the lease agreements.

        Each of the seven leases with the Advisor is cancelable by the Partnership upon the sale of the property and payment to the Advisor of a termination fee. The termination fee generally equals 15% of the amount, if any, by which the property's sale proceeds exceed the original acquisition cost of the property plus a 12% compounded annual return on the original acquisition cost minus all rental income received by the Partnership from the property.

        The Advisor did not extend leases on four Properties at the lease's renewal dates. Three of these Properties have been operated under month-to-month management contracts with parking operators, two of which were sold in 2001. Parking operations at the fourth Property ceased in November 2000 and the Partnership sold this Property in 2001. Under the terms of the management contracts, the parking operators receive a fixed fee for managing the Properties. The Partnership records as parking lot revenue the gross parking revenues net of the operating expenses of these Properties.

        The Partnership is responsible for real estate taxes. Parking lot revenues of $333,068 and $211,869 in 2001 and 2000, respectively, represented income from Properties operated under the management contracts.

        The minimum rents to be received in accordance with the terms of the leases in effect at December 31, 2001 are summarized as follows:

                                2002            $ 971,345
                                2003              943,845
                                2004              673,350
                                2005              287,720
                                               -----------

                                Total          $ 2,876,260
                                               ===========

                         REALTY PARKING PROPERTIES L.P.

(6)     Related Party Transactions

        Pursuant to an Investment Advisory Agreement, the Advisor will earn a fee upon disposition of a property equal to 2% of the contract price for the sale of the property. Such fee is earned for services rendered to advise the General Partner on the timing and pricing of property sales. The Advisor earned advisory fees totaling $97,000, $26,712 and $172,500 during 2001, 2000 and 1999, respectively. In 2000, the Advisor earned a lease termination fee of $87,604 in connection with the sale of a property.

        The General Partner earned property management fees of $28,000, $30,000 and $39,693 (1% of the gross revenues of the properties and other sources of income) and was reimbursed $124,116, $131,570 and $98,007 for certain costs incurred relating to administrative costs and services related to sales of properties for the Partnership in 2001, 2000 and 1999, respectively.

        Under the terms of the extended lease agreements with the Advisor, real estate taxes paid by the Partnership will generally be reimbursed and are not reflected in the statements of operations. The Partnership recorded $169,000 and $235,500 of real estate taxes in both accounts receivable and real estate taxes payable at December 31, 2001 and 2000, respectively.

(7)     Earnings for Federal Income Tax Purposes

        In 2001 and 1999, the Partnership's income for income tax purposes differs from the net earnings (loss) for financial reporting purposes as a result of an impairment loss recorded for financial reporting purposes during 1999, a portion which was recognized for income tax purposes in 2001. Impairment losses are not deductible for income tax purposes until they are realized.

        There was no difference between the Partnership's net earnings for income tax purposes and the net earnings for financial reporting purposes in 2000.

(8)     Partners' Capital

        The Partnership Agreement provides, among other provisions, for the following:

        (a) The Partnership consists of the General Partner, the Assignee and Limited Partners and Subordinated Limited Partner.

                         REALTY PARKING PROPERTIES L.P.

        (b) Distributions to the partners relating to operations of the properties are based on net cash flow, as defined in the Partnership Agreement. Assignee and Limited Partners receive 98% of net cash flow and the General Partner receives 2%. Net earnings per Unit of Assignee and Limited Partnership Interests, as disclosed in the statements of operations, is based upon 1,909,127 Units.

        (c) Net proceeds of a sale or financing of the properties are distributed as follows:

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

                         REALTY PARKING PROPERTIES L.P.

(9)     Distributions to Investors
        Distributions of sales proceeds to investors during 2001 and 2000 totaled $4,537,000 and $9,581,634, respectively, of which 100% was allocated to Assignee and Limited Partners.

        Distributions of cash flow to investors totaled $1,415,420, $2,032,913, and $2,473,212 in 2001, 2000 and 1999, respectively, of which 98% was allocated to Assignee and Limited Partners. These distributions were derived from funds provided by operating activities and a return of capital of $135,558 in 2001 and $70,387 in 2000.

(10)    Subsequent Event

        On February 13, 2002, the Partnership made a cash distribution totaling $287,194, of which 98% was allocated to Assignee and Limited Partners. This distribution was derived from funds provided by operating activities during 2001. Assignee and Limited Partners received a cash distribution of $.15 per original $25 Unit.

                         REALTY PARKING PROPERTIES L.P.

                             Partnership Information



Directors and Executive Officers

Realty Parking Company, Inc.
General Partner:

        John M. Prugh
        President and Director

        Peter E. Bancroft
        Vice President and Director

        Terry F. Hall
        Vice President and Secretary

        Timothy M. Gisriel
        Treasurer


                                    Form 10-K

A copy of the Partnership's Annual Report on Form 10-K for 2001 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

        Investor Services
        Realty Parking Properties L.P.
        225 East Redwood Street
        Baltimore, Maryland 21202

                                    Auditors

        KPMG LLP
        111 South Calvert Street
        Baltimore, Maryland 21202

                                  Legal Counsel

        Wilmer, Cutler & Pickering
        100 Light Street
        Baltimore, Maryland 21202


                               Further Information

Please submit changes in name, address, investment representative and distribution instructions to Investor Services at the above address.


For further information or questions regarding your investment, please call Yolanda Harris, Investor Services Coordinator, at 410-547-3016.