Form 10-K, Exhibit 13
period 2002-12-31
REALTY PARKING PROPERTIES LP
filed 2003-03-28
CIK 841127

REALTY PARKING PROPERTIES L.P.

                               2002 ANNUAL REPORT
                                 April 15, 2003

Dear Investor:

         Operating highlights during 2002 for Realty Parking Properties L.P. (the "Partnership") featured the sales of two properties for $8,275,000. The Nashville, Tennessee lot sold in August for $2,000,000 and the Houston, Texas lot sold in December for $6,250,000. The Partnership's investment in the properties was $2,965,469. The gains from the sales totaled $4,455,040, net of expenses of $854,491.

GENERAL
         The Partnership's statements of operations have been reformatted in 2002 to present income from continuing operations and from discontinued operations to comply with a new accounting standard. Discontinued operations include the operating results of properties sold or classified as held for sale in 2002. The prior year amounts for these properties have been reclassified to discontinued operations. See note 2 to the financial statements, herein.

         Parking lot revenue includes base and percentage rents earned pursuant to the lease agreements with the Advisor, and the net operating revenue of the property operated pursuant to management contracts.

CONTINUING OPERATIONS
         Parking lot revenue declined during 2002 by $94,427 from 2001. This decline resulted from: (1) reduced rental income of $116,225 related to the four properties that were sold during 2001, and (2) increased rental income of $21,798 related to a property that was operated pursuant to a management agreement.

         Expenses in 2002, net of depreciation, totaled $247,857, reflecting a decrease of $15,215 from 2001. The decrease was primarily the result of lower real estate tax expense relating to the properties sold during 2001 that were operated under management contracts and nonrecurring professional fees, partly offset by higher administrative expenses incurred in examining sale possibilities in 2002.

DISCONTINUED OPERATIONS
         Discontinued operations reflects parking revenue from the Partnership's properties in Nashville, Houston, Birmingham and Milwaukee, net of expenses that can be directly attributed to these properties and gains on the sales of properties discussed above.

         Parking lot revenue increased during 2002 by $109,248 over 2001. The increase was primarily the result of higher percentage rents earned during 2002, net of the decrease in rental income earned at the two properties that were sold during 2002.

         Expenses decreased during 2002 by $1,667 from 2001. The decrease was primarily the result of lower franchise and excise taxes incurred in 2002.

                         REALTY PARKING PROPERTIES L.P.


CASH DISTRIBUTIONS
         In 2002, the Partnership made four quarterly distributions from operations totaling $1,264,528, or $0.65 per Unit. The Partnership will make future operating distributions from the net parking lot rental income of its six remaining properties. Distributions from operations are expected to decrease as sales of the remaining properties occur. On February 18, 2003, the Partnership made a cash distribution to partners totaling $271,638. This distribution was derived from funds provided by operating activities during 2002. Each partner received his or her share of this distribution in the amount of $0.14 per Unit.

         In 2002, distributions from net sales proceeds totaled $7,399,759, or $3.88 per Unit. Future distributions of sale proceeds are completely dependent on the Partnership's ability to successfully identify buyers for its remaining properties.


OUTLOOK
         The Partnership currently has contracts for sale for the Birmingham and Milwaukee properties, however, there can be no assurances that these properties will be sold.

         While the Partnership's original investment strategy had anticipated that the highest returns might be obtained by selling properties at a price reflective of their development potential, strong returns can also be earned from selling properties based on their parking economics. We will pursue all viable strategies in evaluating the sale of the Partnership's remaining assets.


SUMMARY
         Total distributions relating to 2002 activity exceeded $8.6 million, or $4.53 per Unit. Total distributions since inception have now increased to $33.93 per original $25 Unit. The Partnership's six remaining properties are expected to continue to deliver strong operational cash flow while we consider additional disposition opportunities.


Very truly yours,

     /s/  John M. Prugh

John M. Prugh, President
Realty Parking Company, Inc.
General Partner

                          INDEPENDENT AUDITORS' REPORT



The Partners
Realty Parking Properties L.P.:


We have audited the accompanying balance sheets of Realty Parking Properties L.P. (the "Partnership") as of December 31, 2002 and 2001 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty Parking Properties L.P. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the financial statements, the Partnership adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective January 1, 2002.


    /s/  KPMG LLP

Baltimore, Maryland
January 24, 2003, except as to note 11,
    which is as of February 18, 2003

                         REALTY PARKING PROPERTIES L.P.


                                 Balance Sheets

                                                               December 31,
                                                  ---------------------------------------
                                                         2002                  2001
                                                  -----------------      ----------------
Assets
  Investment in real estate (Note 3)              $     11,102,721       $    16,856,095
  Properties held for sale (Note 4)                      2,672,121                     -
  Cash and cash equivalents                                687,402               834,800
  Accounts receivable (Note 7)                             169,231               170,620
                                                  -----------------      ----------------

                                                  $     14,631,475       $    17,861,515
                                                  =================      ================

Liabilities and Partners' Capital

   Accounts payable and accrued
       expenses                                   $         64,427       $       160,898
   Due to affiliates (Note 7)                               30,347                38,357
   Real estate taxes payable (Note 7)                      119,500               169,000
                                                  -----------------      ----------------
                                                           214,274               368,255
                                                  -----------------      ----------------

 Partners' Capital (Notes 8 and 9)
   General Partner                                               -                     -
   Assignee and Limited Partnership
       Interests - $25 stated value per
       unit, 1,909,127 units outstanding                14,417,101            17,493,160
   Subordinated Limited Partner                                100                   100
                                                  -----------------      ----------------
                                                        14,417,201            17,493,260
                                                  -----------------      ----------------

                                                  $     14,631,475       $    17,861,515
                                                  =================      ================



              See the accompanying notes to financial statements.

                         REALTY PARKING PROPERTIES L.P.


                            Statements of Operations
                        For the years ended December 31,

                                                             2002              2001             2000
                                                      ----------------------------------------------------
Revenues
   Parking lots (Note 6)                              $       843,133   $       937,560   $     1,223,981
   Interest income                                             15,578            41,514            99,133
                                                      ----------------  ----------------  ----------------
                                                              858,711           979,074         1,323,114
                                                      ----------------  ----------------  ----------------

Expenses
   Administrative, including amounts to
      related party (Note 7)                                  121,857            98,970           130,342
   Professional fees                                           22,709            37,167            24,800
   Management fees to related party (Note 7)                   12,788            15,379            17,539
   Real estate taxes                                           90,503           111,556            55,903
   Depreciation                                                35,920            38,785            41,160
                                                      ----------------  ----------------  ----------------
                                                              283,777           301,857           269,744
                                                      ----------------  ----------------  ----------------

Income from continuing operations-
   before gain on properties, net                             574,934           677,217         1,053,370

Gain on properties, net (Note 5)                                    -         1,805,024           767,622
                                                      ----------------  ----------------  ----------------

Income from continuing operations                             574,934         2,482,241         1,820,992

Discontinued operations (Note 4)                            5,013,294           447,339           524,669
                                                      ----------------  ----------------  ----------------

Net earnings                                          $     5,588,228   $     2,929,580   $     2,345,661
                                                      ================  ================  ================

Net earnings per unit of assignee and
   limited partnership interests-basic (Note 9)
      Continuing operations                           $          0.30   $          1.27   $          0.93
      Discontinued operations                                    2.61              0.25              0.28
                                                      ----------------  ----------------  ----------------

      Total                                           $          2.91   $          1.52   $          1.21
                                                      ================  ================  ================


              See the accompanying notes to financial statements.

                         REALTY PARKING PROPERTIES L.P.


                         Statements of Partners' Capital
              For the years ended December 31, 2002, 2001 and 2000

                                              Assignee
                                             and Limited   Subordinated
                                             Partnership     Limited        General
                                              Interests      Partner        Partner         Total
                                          -----------------------------------------------------------
Balance at December 31, 1999              $  29,784,886   $      100   $           -   $   29,784,986

Net earnings                                  2,305,003            -          40,658        2,345,661

Distributions to partners
   Operations                                (1,992,255)           -         (40,658)      (2,032,913)
   Sales proceeds, net                       (9,581,634)           -               -       (9,581,634)
                                          --------------  -----------  --------------  ---------------


Balance at December 31, 2000                 20,516,000          100               -       20,516,100

Net earnings                                  2,901,272            -          28,308        2,929,580

Distributions to partners
   Operations                                (1,387,112)           -         (28,308)      (1,415,420)
   Sales proceeds, net                       (4,537,000)           -               -       (4,537,000)
                                          --------------  -----------  --------------  ---------------


Balance at December 31, 2001                 17,493,160          100               -       17,493,260

Net earnings                                  5,562,937            -          25,291        5,588,228

Distributions to partners
   Operations                                (1,239,237)           -         (25,291)      (1,264,528)
   Sales proceeds, net                       (7,399,759)           -               -       (7,399,759)
                                          --------------  -----------  --------------  ---------------


Balance at December 31, 2002              $  14,417,101   $      100   $           -   $   14,417,201
                                          ==============  ===========  ==============  ===============



              See the accompanying notes to financial statements.

                         REALTY PARKING PROPERTIES L.P.


                            Statements of Cash Flows
                        For the years ended December 31,

                                                                      2002               2001                2000
                                                              --------------------------------------------------------
Cash flows from operating activities
   Net earnings                                               $      5,588,228   $      2,929,580   $       2,345,661
   Adjustments to reconcile net earnings to
     net cash provided by operating activities
       Gain on properties, net                                      (4,455,040)        (1,805,024)           (767,622)
       Depreciation                                                    115,784            118,649             121,024
       Changes in assets and liabilities
         (Increase) decrease in accounts receivable
           and real estate taxes payable, net                          (48,111)            24,838               3,227
         (Increase) decrease in other assets                                 -             21,479             (21,479)
         Increase (decrease) in accounts payable
           and accrued expenses                                        (96,471)           126,290               1,831
         Increase (decrease) in due to affiliates                       (8,010)               527            (178,031)
                                                              -----------------  -----------------  ------------------

Net cash provided by operating activities                            1,096,380          1,416,339           1,504,611
                                                              -----------------  -----------------  ------------------


Cash flows from investing activities -
   proceeds from sales of properties, net                            7,420,509          4,536,994           1,140,180
                                                              -----------------  -----------------  ------------------


Cash flows from financing activities -
   distributions to partners                                        (8,664,287)        (5,952,420)        (11,614,547)
                                                              -----------------  -----------------  ------------------


Net increase (decrease) in cash and cash equivalents                  (147,398)               913          (8,969,756)
Cash and cash equivalents
   Beginning of year                                                   834,800            833,887           9,803,643
                                                              -----------------  -----------------  ------------------

   End of year                                                $        687,402   $        834,800   $         833,887
                                                              =================  =================  ==================




              See the accompanying notes to financial statements.

                         REALTY PARKING PROPERTIES L.P.

                          Notes to Financial Statements
                        December 31, 2002, 2001 and 2000



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

        The Partnership owns six properties in total, five of which are wholly owned by the Partnership. The undivided tenants-in-common ownership of one of the properties is noted below. The properties were acquired on an all-cash basis and, therefore, are not subject to a mortgage or other lien or encumbrance. As of December 31, 2002, the Partnership owned the following properties:

                                     Approximate
              Location              Size (Sq. Ft.)             Type

        Birmingham, Alabama             28,000          276-car garage
        Little Rock, Arkansas           35,000          surface lot
        Los Angeles, California         41,800          surface lot
        Miami, Florida                  90,000          surface lot
        Kansas City, Missouri           35,650          400-car garage
        Milwaukee, Wisconsin            36,350          451-car garage


        The Partnership owns a 75% undivided interest in the Miami, Florida property with the remaining 25% owned by Central Parking System, Inc. (the "Advisor"). The Partnership has an Investment Advisory Agreement with the Advisor. The Advisor purchased and holds 43,011 Assignee Limited Partnership Interests representing its maximum allowable purchase of $1,000,000.


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

                         REALTY PARKING PROPERTIES L.P.

(2) Summary of Significant Accounting Policies (continued)

        Costs associated with the marketing of Assignee Limited Partnership Interests to the public were offset against the related partners' capital.

        The Partnership considers all short-term investments with maturities of three months or less at dates of purchase as cash equivalents. Cash and cash equivalents consist of cash and money market accounts and are stated at cost, which approximated market value at December 31, 2002 and 2001.

        Investment in real estate and properties held for sale are stated at cost, net of accumulated depreciation and impairment losses where appropriate, and includes all related acquisition costs of the properties. Depreciation of the parking garage buildings is computed using the straight-line method over 31.5 years for property placed in service prior to January 1, 1994 and 39 years for property placed in service after January 1, 1994. Land improvements are depreciated using the straight-line method over 15 years.

        The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired, and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Assets considered to be impaired are written down to estimated fair value. If the Partnership decides to sell a property, it evaluates the recoverability of the carrying amount of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sale proceeds, the property is written down to estimated fair value, less costs to sell, and an impairment loss is recognized. The net carrying values of properties are classified as held for sale when the properties are actively marketed, their sale is considered probable within one year and various other criteria relating to their disposition are met. Depreciation of these properties is discontinued at that time, but operating revenues and other operating expenses continue to be recognized until the date of sale. During 2002 and 2001, no events or circumstances indicated that the assets of the Partnership were impaired.

        In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 does not

                         REALTY PARKING PROPERTIES L.P.

(2) Summary of Significant Accounting Policies (continued)

        change the fundamental provisions of SFAS No. 121; however, it resolves various implementation issues of SFAS No. 121 and establishes a single accounting model for long-lived assets to be disposed of by sale. It retains the requirement of APB
        Opinion No. 30 to report separately discontinued operations but extends that reporting to a component of an entity that on or after January 1,2002, either has been disposed of (by sale, abandonment, or in distribution to owners) or is classified as held for sale. Additionally, SFAS No. 144 requires that assets and liabilities of components held for sale, if material, be disclosed separately in the balance sheet. The Partnership adopted SFAS No. 144 effective January 1, 2002.

        Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

        The fair values of all financial instruments approximated their recorded values at December 31, 2002 and 2001.


(3)     Investment in Real Estate

        Investment in real estate is summarized as follows at December 31:


                                         2002              2001
                                    ---------------   ---------------

        Land                           $10,508,593       $14,520,767
        Buildings                          899,741         3,445,777
        Land improvements                  110,104           110,104
                                    ---------------   ---------------

                                        11,518,438        18,076,648
        Accumulated depreciation          (415,717)       (1,220,553)
                                    ---------------   ---------------

                                       $11,102,721       $16,856,095
                                    ===============   ===============

                         REALTY PARKING PROPERTIES L.P.

(4)     Discontinued Operations

        At December, 31, 2002, the Partnership's Birmingham and Milwaukee properties were under contracts for sale and were classified as properties held for sale in the balance sheet. In accordance with the provisions of SFAS No. 144, the results of operations of these properties and the Partnership's Nashville and Houston properties, which were sold during 2002, are reported in discontinued operations for all periods presented in the statements of operations. Income from discontinued operations is summarized as follows:

                                        2002           2001           2000
                                     ---------      ---------      ---------

        Revenues                   $   669,888      $ 560,640      $ 616,994
        Expenses                      (111,634)      (113,301)       (92,325)
        Gain on properties, net      4,455,040              -              -
                                   -----------      ---------      ---------
                                   $ 5,013,294      $ 447,339      $ 524,669
                                   ===========      =========      =========


        During 2002, the Partnership sold two properties for $8,275,000. The Partnership's investment in the properties was $2,965,469. The gain from the sales totaled $4,455,040, net of expenses of $854,491.


(5)     Gain on Properties, Net

        The gain on properties, net, totaled $1,805,024 and 767,622 for 2001 and 2000, respectively.

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

                         REALTY PARKING PROPERTIES L.P.

(6)     Leases and Management Contracts

        The Partnership initially leased its parking properties to the Advisor for periods of 10 years, expiring between April 1999 and November 2000, with options to extend the leases for two additional terms of five years. The Advisor exercised extension options for five of the properties held at December 31, 2002. Under the terms of the leases, the Advisor is responsible for all operating costs, including ad valorem real estate taxes and general and garage liability insurance coverage. One of the leases differs from the terms above in order to accommodate specific circumstances of the related property.

        Under the terms of the leases, the Advisor is obligated to pay the Partnership the greater of minimum rent plus reimbursement of real estate taxes or 60% of gross parking revenues ("percentage rent".) The minimum rents are 7.0% of certain acquisition costs.

        Each lease is cancelable by the Partnership upon the sale of the property and payment to the Advisor of a ("termination fee".) The termination fee generally equals 15% of the amount, if any, by which the property's sale proceeds exceed the original acquisition cost of the property plus a 12% compounded annual return on the original acquisition cost minus all rental income received by the Partnership from the property.

        The Advisor did not extend leases on four Properties at the lease's renewal dates. Three of these Properties have been operated under month-to-month management contracts with parking operators, two of which were sold in 2001. Parking operations at the fourth Property ceased in November 2000 and the Partnership sold this Property in 2001. Under the terms of the management contracts, the parking operators receive a fixed fee for managing the Properties. The Partnership records as parking lot revenue the gross parking revenues net of the operating expenses of these Properties. The Partnership is responsible for real estate taxes. Revenues from parking lots are summarized as follows:

                                   2002           2001             2000
                               ------------   -----------      -----------
        Continuing operations:
         Minimum rents         $   519,727    $   604,492      $   979,586
         Percentage rents                -              -           32,526
         Management contracts      323,406        333,068          211,869
                               -----------    -----------      -----------
                                   843,133        937,560        1,223,981
                               -----------    -----------      -----------

        Discontinued operations:
         Minimum rents             404,705        451,617          451,618
         Percentage rents          265,183        109,023          165,376
                               -----------    -----------      -----------
                                   669,888        560,640          616,994
                               -----------    -----------      -----------

                               $ 1,513,021    $ 1,498,200      $ 1,840,975
                               ===========    ===========      ===========

                         REALTY PARKING PROPERTIES L.P.

(6) Leases and Management Contracts (continued)

        The minimum rents to be received in accordance with the terms of the leases in effect at December 31, 2002 are summarized as follows:

                          2003          $   742,033
                          2004              471,539
                          2005              152,673
                                        -----------

                             Total      $ 1,366,245
                                        ===========


(7)     Related Party Transactions

        Pursuant to an Investment Advisory Agreement, the Advisor earns a fee upon disposition of a property equal to 2% of the contract price for the sale of the property. Such fee is earned for services rendered to advise the General Partner on the timing and pricing of property sales. The Advisor earned advisory fees totaling $165,500, $97,000 and $26,712 during 2002, 2001 and 2000, respectively. In 2002 and 2000, the Advisor earned lease termination fees of $446,128 and $87,604, respectively, in connection with the sale of properties.

        The General Partner earned property management fees of $25,670, $28,000 and $30,000 (1% of the gross revenues of the properties and other sources of income) and was reimbursed $116,818, $124,116 and $131,570 for certain costs incurred relating to administrative costs and services related to sales of properties for the Partnership in 2002, 2001 and 2000, respectively.

        Under the terms of the extended lease agreements with the Advisor, real estate taxes paid by the Partnership will generally be reimbursed and are not reflected in the statements of operations. The Partnership recorded $119,500 and $169,000 of real estate taxes in both accounts receivable and real estate taxes payable at December 31, 2002 and 2001, respectively.

                         REALTY PARKING PROPERTIES L.P.

(8)     Earnings for Federal Income Tax Purposes

        In 2001, the Partnership's income for income tax purposes differs from the net earnings for financial reporting purposes as a result of an impairment loss recorded for financial reporting purposes during 1999, a portion which was recognized for income tax purposes in 2001. Impairment losses are not deductible for income tax purposes until they are realized.

        There was no difference between the Partnership's net earnings for income tax purposes and the net earnings for financial reporting purposes in 2002 or 2000.

(9)     Partners' Capital

        The Partnership Agreement provides, among other provisions, for the following:

        (a) The Partnership consists of the General Partner, the Assignee and Limited Partners and the Subordinated Limited Partner.

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

                         REALTY PARKING PROPERTIES L.P.

(9) Partners' Capital (continued)

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


(10)    Distributions to Investors
        Distributions of sales proceeds to investors during 2002, 2001 and 2000 totaled $7,399,759, $4,537,000 and $9,581,634, respectively, of which
        100% was allocated to Assignee and Limited Partners.

        Distributions of cash flow to investors totaled $1,264,528, $1,415,420 and $2,032,913 in 2002, 2001 and 2000, respectively, of which 98% was allocated to Assignee and Limited Partners. These distributions were derived from funds provided by operating activities and a return of capital of $135,558 in 2001 and $70,387 in 2000.


(11)    Subsequent Event

        On February 18, 2003, the Partnership made a cash distribution totaling $271,638, of which 98% was allocated to Assignee and Limited Partners. This distribution was derived from funds provided by operating activities during 2002. Assignee and Limited Partners received a cash distribution of approximately $0.14 per original $25 Unit.

                         REALTY PARKING PROPERTIES L.P.

                             Partnership Information



Directors and Executive Officers

Realty Parking Company, Inc.
General Partner:

        John M. Prugh
        President and Director

        Peter E. Bancroft
        Vice President and Director

        Terry F. Hall
        Vice President and Secretary

        Timothy M. Gisriel
        Treasurer


                                    Form 10-K

A copy of the Partnership's Annual Report on Form 10-K for 2002 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

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