Form 10-K, Exhibit 13
period 2003-12-31
REALTY PARKING PROPERTIES LP
filed 2004-03-29
CIK 841127

REALTY PARKING PROPERTIES L. P.

                               Letter to Investors

                         REALTY PARKING PROPERTIES L.P.

                               2003 ANNUAL REPORT
                                 April 16, 2004

Dear Investor:

         Operating highlights during 2003 for Realty Parking Properties L.P. (the "Partnership") featured the sales of five properties for $19,200,000 as follows: Birmingham $1,900,000, Milwaukee $5,000,000, Los Angeles $4,500,000, Little Rock $1,200,000 and Miami $6,600,000. The Partnership's investment in the properties was $12,057,300, net of depreciation of $968,500 and an impairment loss of $4,409,624. The gain from the sales totaled $6,066,565, net of expenses of $1,076,135. The Partnership has now disposed of fourteen of its fifteen original Properties.


GENERAL

         The Partnership's statements of operations have been formatted to present income from continuing operations and from discontinued operations to comply with a new accounting standard for recognizing revenues and expenses associated with properties held for sale, as disclosed more thoroughly in note 2 to the financial statements, herein.


CONTINUING OPERATIONS

         All parking lot revenue for 2003 is included in discontinued operations.

         Expenses in 2003 totaled $133,806, reflecting a decrease of $10,760 from 2002. The decrease was primarily the result of lower administrative expenses as a result of property sales, offset by higher professional fees incurred in examining sale possibilities.


DISCONTINUED OPERATIONS

        Discontinued operations reflect parking revenue from the Partnership's remaining property in Kansas City and properties which were sold in 2003, net of expenses that can be directly attributed to the properties, the impairment loss recognized on the Kansas City property, and gains on the sales of the properties discussed above.

        Parking lot revenue for 2003 totaled $759,319 representing a decrease of $753,702 from 2002. The decrease was primarily the result of higher percentage rents earned during 2002, net of a decrease in rental income earned at the properties that were sold during 2003 and 2002.

                        REALTY PARKING PROPERTIES L. P.

         Expenses for 2003 totaled $106,795 representing a decrease of $144,050 from 2002. The decrease was the direct result of property sales in 2003 and 2002.

         During 2003, the Partnership recorded an impairment loss of $906,500 to reflect the estimated fair value of the Kansas City property, less estimated selling costs, based on negotiations with prospective purchasers.


CASH DISTRIBUTIONS

         In 2003, the Partnership made three quarterly distributions from operations totaling $699,940, or $0.36 per Unit. Cash distributions from operations will cease until the final property is sold.

         In 2003, distributions from net sales proceeds totaled $18,123,821, or $9.49 per Unit.


OUTLOOK

         The Partnership is actively marketing the Kansas City property for sale and will pursue all viable strategies to complete a sale in 2004.


SUMMARY

         Total distributions relating to 2003 activity exceeded $18.8 million, or $9.85 per Unit. Total distributions since inception have now increased to $43.64 per original $25 Unit.



Very truly yours,

   /s/  John M. Prugh

John M. Prugh, President
Realty Parking Company, Inc.
General Partner

                          INDEPENDENT AUDITORS' REPORT


The Partners
Realty Parking Properties L.P.:


We have audited the accompanying balance sheets of Realty Parking Properties L.P. (the "Partnership") as of December 31, 2003 and 2002 and the related statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty Parking Properties L.P. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the financial statements, the Partnership adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective January 1, 2002.


        /s/  KPMG LLP


Baltimore, Maryland
January 23, 2004

                         REALTY PARKING PROPERTIES L.P.


                                 Balance Sheets

                                                             December 31,
                                               ---------------------------------------
                                                      2003                  2002
                                               -----------------      ----------------
Assets

  Investments in real estate                   $              -       $    11,102,721
  Properties held for sale (Note 3)                     793,083             2,672,121
  Cash and cash equivalents                             551,224               687,402
  Accounts receivable (Note 6)                                -               146,231
  Prepaid real estate taxes                              21,880                23,000
                                               -----------------      ----------------

                                               $      1,366,187       $    14,631,475
                                               =================      ================

Liabilities and Partners' Capital

   Accounts payable and accrued
       expenses                                $         52,124       $        64,427
   Due to affiliates (Note 6)                            26,958                30,347
   Real estate taxes payable (Note 6)                         -               119,500
                                               -----------------      ----------------
                                                         79,082               214,274
                                               -----------------      ----------------

 Partners' Capital (Notes 8 and 9)
   General Partner                                            -                     -
   Assignee and Limited Partnership
       Interests - $25 stated value per
       unit, 1,909,127 units outstanding              1,287,005            14,417,101
   Subordinated Limited Partner                             100                   100
                                               -----------------      ----------------
                                                      1,287,105            14,417,201
                                               -----------------      ----------------

                                               $      1,366,187       $    14,631,475
                                               =================      ================



              See the accompanying notes to financial statements.

                         REALTY PARKING PROPERTIES L.P.

                            Statements of Operations
                        For the years ended December 31,

                                                         2003              2002             2001
                                                  ----------------------------------------------------
Revenues
   Parking lots (Note 5)                          $             -   $             -   $       116,223
   Interest                                                14,882            15,578            41,514
                                                  ----------------  ----------------  ----------------
                                                           14,882            15,578           157,737
                                                  ----------------  ----------------  ----------------

Expenses
   Administrative, including amounts to
      related party (Note 6)                              104,104           121,857            98,970
   Professional fees                                       29,702            22,709            37,167
   Parking lot rental expenses                                  -                 -            29,233
                                                  ----------------  ----------------  ----------------
                                                          133,806           144,566           165,370
                                                  ----------------  ----------------  ----------------

Loss from continuing operations
      before gain on properties, net                     (118,924)         (128,988)           (7,633)

Gain on properties, net (Note 4)                                -                 -         1,805,024
                                                  ----------------  ----------------  ----------------

Income (loss) from continuing operations                 (118,924)         (128,988)        1,797,391

Discontinued operations (Note 3)                        5,812,589         5,717,216         1,132,189
                                                  ----------------  ----------------  ----------------

Net earnings                                      $     5,693,665   $     5,588,228   $     2,929,580
                                                  ================  ================  ================

Net earnings per unit of assignee and
   limited partnership interests-basic (Note 8)
      Continuing operations                       $         (0.06)  $         (0.07)  $          0.94
      Discontinued operations                                3.04              2.98              0.58
                                                  ----------------  ----------------  ----------------

      Total                                       $          2.98   $          2.91   $          1.52
                                                  ================  ================  ================



              See the accompanying notes to financial statements.

                         REALTY PARKING PROPERTIES L.P.


                         Statements of Partners' Capital
              For the years ended December 31, 2003, 2002 and 2001

                                        Assignee
                                       and Limited        Subordinated
                                       Partnership           Limited            General
                                        Interests            Partner            Partner            Total
                                    --------------------------------------------------------------------------

Balance at December 31, 2000        $     20,516,000      $     100        $          -     $     20,516,100

Net earnings                               2,901,272              -              28,308            2,929,580

Distributions to partners
   Operations                             (1,387,112)             -             (28,308)          (1,415,420)
   Sales proceeds, net                    (4,537,000)             -                   -           (4,537,000)
                                    -----------------     ----------       -------------    -----------------


Balance at December 31, 2001              17,493,160            100                   -           17,493,260

Net earnings                               5,562,937              -              25,291            5,588,228

Distributions to partners
   Operations                             (1,239,237)             -             (25,291)          (1,264,528)
   Sales proceeds, net                    (7,399,759)             -                   -           (7,399,759)
                                    -----------------     ----------       -------------    -----------------


Balance at December 31, 2002              14,417,101            100                   -           14,417,201

Net earnings                               5,679,665              -              14,000            5,693,665

Distributions to partners
   Operations                               (685,940)             -             (14,000)            (699,940)
   Sales proceeds, net                   (18,123,821)             -                   -          (18,123,821)
                                    -----------------     ----------       -------------    -----------------


Balance at December 31, 2003        $      1,287,005      $     100        $          -     $      1,287,105
                                    =================     ==========       =============    =================


              See the accompanying notes to financial statements.

                         REALTY PARKING PROPERTIES L.P.

                            Statements of Cash Flows
                        For the years ended December 31,

                                                                   2003              2002             2001
                                                              ------------------------------------------------
Cash flows from operating activities
   Net earnings                                               $   5,693,665   $    5,588,228   $    2,929,580
   Adjustments to reconcile net earnings to
     net cash provided by operating activities
       Gain on properties, net                                   (6,066,565)      (4,455,040)      (1,805,024)
       Impairment loss                                              906,500                -                -
       Depreciation                                                  17,960          115,784          118,649
       Changes in assets and liabilities
         (Increase) decrease in accounts receivable
           and real estate taxes payable, net                        26,731          (25,111)          24,838
         (Increase) decrease in other assets                          1,120          (23,000)          21,479
         Increase (decrease) in accounts payable
           and accrued expenses                                     (12,303)         (96,471)         126,290
         Increase (decrease) in due to affiliates                    (3,389)          (8,010)             527
                                                              --------------  ---------------  ---------------
Net cash provided by operating activities                           563,719        1,096,380        1,416,339
                                                              --------------  ---------------  ---------------

Cash flows from investing activities -
   proceeds from sales of properties, net                        18,123,864        7,420,509        4,536,994
                                                              --------------  ---------------  ---------------

Cash flows from financing activities -
   distributions to partners                                    (18,823,761)      (8,664,287)      (5,952,420)
                                                              --------------  ---------------  ---------------

Net increase (decrease) in cash and cash equivalents               (136,178)        (147,398)             913
Cash and cash equivalents
   Beginning of year                                                687,402          834,800          833,887
                                                              --------------  ---------------  ---------------

   End of year                                                $     551,224   $      687,402   $      834,800
                                                              ==============  ===============  ===============


              See the accompanying notes to financial statements.

                         REALTY PARKING PROPERTIES L.P.

                          Notes to Financial Statements
                        December 31, 2003, 2002 and 2001

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

        As of December 31, 2003, the Partnership owned a 400-car parking garage located in Kansas City, Missouri.


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

        The Partnership considers all short-term investments with maturities of three months or less at dates of purchase as cash equivalents. Cash and cash equivalents consist of cash and money market accounts and are stated at cost, which approximated market value at December 31, 2003 and 2002.

                         REALTY PARKING PROPERTIES L.P.

        Properties are stated at cost, net of accumulated depreciation and impairment losses where appropriate, and include all related acquisition costs of the properties. Depreciation of the parking garage buildings is computed using the straight-line method over 31.5 years for property placed in service prior to January 1, 1994 and 39 years for property placed in service after January 1, 1994. Land improvements are depreciated using the straight-line method over 15 years.

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

        The Partnership adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") effective January 1, 2002. In accordance with SFAS 144, revenues and expenses of properties that are classified as held for sale or sold on or after January 1, 2002 are presented as discontinued operations for all periods presented in the statements of operations if the properties will be or have been sold on terms where the Partnership has limited or no continuing involvement with them after the sale.

        Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

        The fair values of all financial instruments approximated their recorded values at December 31, 2003 and 2002.

        Certain amounts for 2002 and 2001 have been reclassified to conform to the presentation for 2003.

                         REALTY PARKING PROPERTIES L.P.

(3)     Properties Held for Sale and Discontinued Operations

        At December, 31, 2003, the Partnership classified the Kansas City property as held for sale in the balance sheet. The property is being actively marketed with a sale considered probable within one year. In accordance with the provisions of SFAS No. 144, the results of operations of this property, the five properties sold during 2003, and two properties sold during 2002 are reported in discontinued operations for all periods presented in the statements of operations. Income from discontinued operations is summarized as follows:

                                       2003            2002           2001
                                   -----------     -----------    -----------

        Revenues                   $   759,319     $ 1,513,021    $ 1,381,977
        Expenses                      (106,795)       (250,845)      (249,788)
        Impairment loss               (906,500)              -              -
        Gain on properties, net      6,066,565       4,455,040              -
                                   -----------     -----------    -----------

                                   $ 5,812,589     $ 5,717,216    $ 1,132,189
                                   ===========     ===========    ===========


        During 2003, the Partnership recorded an impairment loss of $906,500 to reflect the estimated fair value of the Kansas City property, less estimated selling costs based on negotiations with prospective purchasers.

        During 2003, the Partnership sold five properties for $19,200,000. The Partnership's investment in the properties was $12,057,300, net of depreciation of $968,500 and an impairment loss of $4,409,624. The gain from the sales totaled $6,066,565, net of expenses of $1,076,135.

        During 2002, the Partnership sold two properties for $8,275,000. The Partnership's investment in the properties was $2,965,469. The gain from the sales totaled $4,455,040, net of expenses of $854,491.


(4)     Gain on Properties, Net

        During 2001, the Partnership sold four properties for $4,850,000. The Partnership's investment in the properties was $2,731,970, net of accumulated depreciation of $50,308 and impairment losses totaling $2,050,679. The gain on properties totaled $1,805,024, net of expenses of $313,006.

                         REALTY PARKING PROPERTIES L.P.

(5)     Leases and Management Contracts

        The Partnership initially leased its parking properties to the Advisor for periods of 10 years, expiring between April 1999 and November 2000, with options to extend the leases for two additional terms of five years. The Advisor exercised extension options for five of the properties, four of which were sold during 2003. Under the terms of the leases, the Advisor is responsible for all operating costs, including ad valorem real estate taxes and general and garage liability insurance coverage. The lease relating to the remaining Kansas City property differed slightly from the terms above to accommodate specific circumstances of the property. The Advisor did not renew the lease for a second additional term when it expired in September 2003. Instead, the Partnership leased the property to the Advisor on a month-to-month basis for a rent of $9,167. Additionally, the Partnership is responsible for the real estate taxes.

        Under the terms of the leases, the Advisor was obligated to pay the Partnership the greater of minimum rent plus reimbursement of real estate taxes or 60% of gross parking revenues ("percentage rent"). The minimum rents are 7.0% of certain acquisition costs.

        Each lease is cancelable by the Partnership upon the sale of the property and payment to the Advisor of a ("termination fee"). The termination fee generally equals 15% of the amount, if any, by which the property's sale proceeds exceed the original acquisition cost of the property plus a 12% compounded annual return on the original acquisition cost minus all rental income received by the Partnership from the property.

        The Advisor did not extend leases on four properties at the lease's renewal dates in 2000 and 1999. Three of these properties were operated under month-to-month management contracts with parking operators. These four properties have been sold. Under the terms of the management contracts, the parking operators received a fixed fee for managing the properties. The Partnership recorded as parking lot revenue the gross parking revenues net of the operating expenses of these properties. The Partnership was responsible for real estate taxes.

                         REALTY PARKING PROPERTIES L.P.

(5) Leases and Management Contracts (continued)

        Revenues from parking lots are summarized as follows:


                                      2003          2002            2001
                                   ---------    -----------     -----------
        Continuing operations:
           Minimum rents           $       -    $         -     $    84,763
           Management contracts            -              -          31,460
                                   ---------    -----------     -----------
                                           -              -         116,223
                                   ---------    -----------     -----------

        Discontinued operations:
           Minimum rents             483,003        924,432         971,346
           Percentage rents           55,489        265,183         109,023
           Management contracts      220,827        323,406         301,608
                                   ---------    -----------     -----------
                                     759,319      1,513,021       1,381,977
                                   ---------    -----------     -----------

                                   $ 759,319    $ 1,513,021     $ 1,498,200
                                   =========    ===========     ===========


(6)     Related Party Transactions

        Pursuant to an Investment Advisory Agreement, the Advisor earns a fee upon disposition of a property equal to 2% of the contract price for the sale of the property. Such fee is earned for services rendered to advise the General Partner on the timing and pricing of property sales. The Advisor earned advisory fees totaling $384,000, $165,500 and $97,000 during 2003, 2002 and 2001, respectively. In 2003 and 2002, the Advisor earned lease termination fees of $190,946 and $446,128, respectively, in connection with the sale of properties.

        The General Partner earned property management fees of $11,197, $25,670 and $28,000 and was reimbursed $107,470, $116,818 and $124,116 for certain costs incurred relating to administrative costs and services related to sales of properties for the Partnership in 2003, 2002 and 2001, respectively.

        Under the terms of the extended lease agreements with the Advisor, real estate taxes paid by the Partnership will generally be reimbursed and are not reflected in the statements of operations. The Partnership recorded $119,500 of real estate taxes in both accounts receivable and real estate taxes payable at December 31, 2002.

                         REALTY PARKING PROPERTIES L.P.

(7)     Earnings for Federal Income Tax Purposes

        In 2003 and 2001, the Partnership's income for income tax purposes differs from the net earnings for financial reporting purposes as a result of an impairment loss recorded for financial reporting purposes. Impairment losses are not deductible for income tax purposes until they are realized.

        There was no difference between the Partnership's net earnings for income tax purposes and the net earnings for financial reporting purposes in 2002.


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

(8) Partners' Capital (continued)

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


(9)     Distributions to Investors
        Distributions of sales proceeds to investors during 2003, 2002 and 2001 totaled $18,123,821, $7,399,759 and $4,537,000, respectively, of which
        100% was allocated to Assignee and Limited Partners.

        Distributions of cash flow to investors totaled $699,940, $1,264,528 and $1,415,420 in 2003, 2002 and 2001, respectively, of which 98% was allocated to Assignee and Limited Partners. These distributions were derived from funds provided by operating activities and a return of capital of $135,558 in 2001.

                         REALTY PARKING PROPERTIES L.P.


                            Partnership Information


Directors and Executive Officers

Realty Parking Company, Inc.
General Partner:

        John M. Prugh
        President and Director

        Peter E. Bancroft
        Vice President and Director

        Terry F. Hall
        Vice President and Secretary

        Timothy M. Gisriel
        Treasurer


                                    Form 10-K

A copy of the Partnership's Annual Report on Form 10-K for 2003 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

        Investor Services
        Realty Parking Properties L.P.
        300 East Lombard Street
        Suite 1200
        Baltimore, Maryland 21202



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